Exhibit 99.1

ANNUAL INFORMATION FORM

PERPETUA RESOURCES CORP.
(formerly, Midas Gold Corp.)

Suite 201 - 405 S 8th Street
Boise, Idaho 83702
Telephone: 208 901-3060
E-Mail: Info@perpetuacorp.us
Website: www.perpetuaresources.com

For the year ended December 31, 2020

Dated March 15, 2021

TABLE OF CONTENTS

Page

PRELIMINARY NOTES	3
Cautionary Statement Regarding Forward-Looking Statements	3
Compliance with NI 43-101	4
Notice to U.S. Investors on Canadian Disclosure Standard	5
GLOSSARY OF TECHNICAL TERMS	6
CORPORATE STRUCTURE	10
Corporate Structure	10
Organization Chart	10
GENERAL DEVELOPMENT OF THE BUSINESS	10
Three Year History and Significant Acquisitions	10
Subsequent Events	15
DESCRIPTION OF THE BUSINESS	16
Summary of the Business	16
Employees	16
Competitive Conditions	17
Environmental, Social & Governance	17
Foreign Operations	19
Summary of the Stibnite Gold Project	19
RISKS AND UNCERTAINTIES	19
DIVIDENDS AND DISTRIBUTIONS	35
DESCRIPTION OF CAPITAL STRUCTURE	35
Authorized Capital	35
MARKET FOR SECURITIES	36
Trading Price and Volume	36
Prior Sales	36
DIRECTORS AND OFFICERS	37
Name, Occupation and Security Holding	37
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	41
Conflicts of Interest	41
CERTAIN CORPORATE GOVERNANCE CONSIDERATIONS	42
Director Term Limits and Other Mechanisms of Board Renewal	42
Environmental, Social and Governance Policies	43
Policies Regarding the Representation of Women on the Board	43
Consideration of the Representation of Women in the Director and Executive Officer Identification and Selection Process	44
Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions	45
Number of Women on the Board and in Executive Officer Positions	45
AUDIT COMMITTEE INFORMATION	45
Audit Committee Mandate	45

Composition of the Audit Committee	51
Audit Committee Member Education and Experience	52
Audit Committee Oversight	52
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	52
TRANSFER AGENTS AND REGISTRARS	53
MATERIAL CONTRACTS	53
INTERESTS OF EXPERTS	53
Names of Experts	53
Interests of Experts	54
ADDITIONAL INFORMATION	54
SCHEDULE "A" SUMMARY FROM STIBNITE GOLD FEASIBILITY STUDY	55

PRELIMINARY NOTES

In this Annual Information Form (“AIF”), Perpetua Resources Corp. and its 100% owned subsidiaries are collectively referred to as the Corporation or Perpetua Resources unless specifically identified otherwise. All information contained herein is as at and for the year ended December 31, 2020, unless otherwise specified.

All dollar amounts in this AIF are expressed in United States dollars unless otherwise indicated.

Cautionary Statement Regarding Forward-Looking Statements

This AIF contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”).

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “estimates”, “intends”, “anticipates”, “determine” or “believes”, or variations or the negative of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

Forward-looking information includes, but is not limited to, statements regarding:

•	analyses and other information based on expectations of future performance and planned work programs;
•	possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action;
•	timing, costs and potential success of future activities on the Corporation’s properties, including but not limited to development and operating costs in the event that a production decision is made;
•	potential results of exploration, development and environmental protection and remediation activities;
•	future outlook and goals;
•	permitting time lines and requirements, regulatory and legal changes, requirements for additional capital, requirements for additional water rights and the potential effect of proposed notices of environmental conditions relating to mineral claims; and
•	planned expenditures and budgets and the execution thereof.

Statements concerning mineral resource and mineral reserve estimates may also be deemed to constitute forward-looking information to the extent that such statements involve estimates of the mineralization that may be encountered if a property is developed.

Any forward-looking information contained herein is stated as of the date of this document and Perpetua Resources does not intend, and does not assume any obligation, to update such forward-looking information to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events unless required to do so by law or regulation.

Page | 3

With respect to forward-looking information contained herein, the Corporation has applied several material factors or assumptions including, but not limited to, certain assumptions as to production rates, operating cost, recovery and metal costs; that any additional financing needed will be available on reasonable terms; the exchange rates for the U.S. and Canadian currencies will be consistent with the Corporation’s expectations; that the current exploration, development, environmental other objectives concerning the Corporation’s Stibnite Gold Project (the “Project” or “Stibnite Gold Project”) can be achieved and that the Corporation’s other corporate activities will proceed as expected; that the formal review process under the National Environmental Policy Act (“NEPA”) (including a joint review process involving the United States Forest Service (“USFS”), the State of Idaho and other agencies and regulatory bodies) as well as the public comment period and environmental impact statement will proceed in a timely manner and as expected; that the progression of the litigation involving the Nez Perce Tribe will proceed in a timely manner and as expected; that the current price and demand for gold and other metals will be sustained or will improve; that general business and economic conditions will not change in a materially adverse manner and that all necessary governmental approvals for the planned exploration, development and environmental protection activities on the Project will be obtained in a timely manner and on acceptable terms; and the continuity of economic and political conditions and operations of the Corporation.

The forward-looking information contained herein is subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by such forward-looking information. In addition to those discussed in the Corporation’s public disclosure record, such risks and other factors include, among others, the risks and uncertainties set out under the heading “Risks and Uncertainties” in this AIF.

Although the Corporation has attempted to identify important factors that could affect the Corporation and may cause actual actions, events or results to differ materially from those described in the forward-looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on such forward- looking information.

Compliance with NI 43-101

The technical information in this AIF has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and reviewed and approved by Christopher Dail, C.P.G., Exploration Manager of the Corporation and a Qualified Person (as hereinafter defined).

The Feasibility Study Technical Report with an effective date of December 22, 2020 and titled “Stibnite Gold Project, Feasibility Study Technical Report, Valley County, Idaho” (the “FS Technical Report”) referred to herein was compiled by M3 Engineering & Technology Corp. (“M3”) for Perpetua Resources.

Perpetua Resources commissioned this study to evaluate the development of the Project based on information available up to the date of the FS Technical Report. The following companies also contributed to the FS Technical Report, excerpts of which are included herein:

•	Hydromet WA Pty Ltd (mineral processing and metallurgical testing);
•	Kirkham Geosystems Ltd. (drilling, sample preparation analyses and security, data verification);

Page | 4

•	Blue Coast Metallurgy Ltd. (metallurgical and geochemical testing);
•	Value Consulting, Inc. (mineral resource estimates, mineral reserves estimates, capital and operating costs); and
•	Tierra Group International Ltd. (project infrastructure, environmental studies, permitting and social or community impact, capital and operating costs).

Mineral Resources (as defined herein) that are not Mineral Reserves (as defined herein) do not have demonstrated economic viability. Mineral Resource estimates do not account for mineability, selectivity, mining loss and dilution. These Mineral Resource estimates include Inferred Mineral Resources (as defined herein) that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is also no certainty that these Inferred Mineral Resources will be converted to the Measured Resource (as defined herein) and Indicated Resource (as defined herein) categories through further drilling, or into Mineral Reserves, once economic considerations are applied.

The Mineral Reserves and Mineral Resources at the Stibnite Gold Project are contained within areas that have seen historic disturbance resulting from prior mining activities and which have been subject to a number of regulatory actions and consent decrees in respect of these past activities. In order for the Corporation to advance its interests at Stibnite, the project will be subject to a number of Federal, State and local laws and regulations and will require permits to conduct its activities. See “Description of the Business - Environmental and Other Matters Pertaining to the Mineral Properties”.

For readers to fully understand the technical information in this AIF they should read the FS Technical Report (available on SEDAR at www.sedar.com under the Corporation’s profile as filed on January 28, 2021) in its entirety, including all qualifications, assumptions and exclusions that relate to the technical information set out in this AIF. The FS Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. The technical information in the FS Technical Report is subject to the assumptions and qualifications contained in the FS Technical Report.

Notice to U.S. Investors on Canadian Disclosure Standard

This AIF, including any documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. In Canada, an issuer is required to provide technical information with respect to mineralization, including Mineral Reserves and Mineral Resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”) applicable to registration statements and reports filed by United States companies pursuant to the U.S. Securities Act of 1933 or the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). As such, information contained in this AIF and the documents incorporated by reference herein concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Page | 5

GLOSSARY OF TECHNICAL TERMS

Conversion Factors

To Convert From	To	Multiply By
Feet	Metres (m)	0.305
Metres	Feet (ft)	3.281
Miles	Kilometres (km)	1.609
Kilometres	Miles	0.6214
Hectares	Acres (ac)	2.471
Grams	Ounces (Troy) (oz)	0.03215
Grams/Tonnes	Ounces (Troy)/Short Ton (oz/ton)	0.02917
Tonnes (metric)	Pounds (lbs)	2,205
Tonnes (metric)	Short Tons (st)	1.1023
Grams	Ounces (Troy) (oz)	0.03215

The following is a glossary of certain terms used in this AIF:

Acre or ac means an area of 4,840 square yards or 43,560 square feet or 0.4047 hectares.

Ag means silver.

Arsenopyrite means a mineral composed of iron, arsenic and sulphur (FeAsS)

Assay means, in economic geology, to analyze the proportions of metal in a rock or overburden sample; to test an ore or mineral for composition, purity, weight or other properties of commercial interest.

Au means gold.

CERCLA means Comprehensive Environmental Response, Compensation, and Liability Act, known also as Superfund.

CIM means the Canadian Institute of Mining, Metallurgy and Petroleum.

Deposit means a mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

Feasibility Study or FS, under CIM standards, is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

g/t Au means grams of gold per tonne of material.

Page | 6

Grade means the amount of valuable metal in each tonne of ore, expressed as grams per tonne (g/t) for precious metals and as percent (%) for antimony.

Host means a rock or mineral that has been intruded by younger rocks or minerals.

IDEQ means the Idaho Department of Environmental Quality and is a state department created by the Idaho Environmental Protection and Health Act to ensure clean air, water, and land in the state and protect Idaho citizens from the adverse health impacts of pollution.

Indicated Resource or Indicated Mineral Resource, under CIM standards, is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve

Inferred Resource or Inferred Mineral Resource, under CIM standards, is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Intrusion means the process of emplacement of magma in a pre-existing rock, and also the igneous rock mass so formed.

km means kilometre(s).

m means metre(s) (equivalent to 3.281 feet).

M means million.

Measured Resource or Measured Mineral Resource, under CIM standards, is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineralization means the concentration of metals and their chemical compounds within a body of rock.

Mineral Reserve or mineral reserve, under CIM standards, is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

Page | 7

Mineral Resource or mineral resource, under CIM standards, is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

NI 43-101 means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Ore means a mineral reserve of sufficient value as to quality and quantity to enable it to be mined at a profit.

Ounce or oz means a troy ounce or twenty penny weights or 480 grains and is equivalent to 31.1035 grams.

Oz/t or oz/st means a troy ounce per short ton.

Plan of Restoration and Operations or PRO for a mining project on National Forest Lands is a summary of activities intended proposed to occur on Federal Lands. The plan provides the Forest Service with a list of the proponents contact and legal information, name of mining district or mineralized area, surface disturbance map, description of the type and magnitude of proposed operations, estimated timing of activities, and plans for reclamation of disturbed areas during and following mining related activities.

POx means pressure oxidation.

Preliminary Economic Assessment or PEA as defined in NI 43-101 means a study, other than a Pre-Feasibility or Feasibility Study, that includes an economic analysis of the potential viability of mineral resources.

Pre-Feasibility Study or Preliminary Feasibility Study or PFS is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

PRO means the Plan of Restoration and Operations that was filed by the Corporation with the US Forest Service in September 2016.

Page | 8

Probable Reserves or Probable Mineral Reserves, under CIM standards, is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

Proven Reserves or Proven Mineral Reserves, under CIM standards, is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Pyrite means a mineral composed of iron and sulphur (FeS2).

Qualified Person conforms to that definition under NI 43-101 and means an individual who (a) is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geoscience, or engineering, relating to mineral exploration or mining; (b) has at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice; (c) has experience relevant to the subject matter of the mineral project and the technical report; (d) is in good standing with a professional association; and (e) in the case of a professional association in a foreign jurisdiction, has a membership designation that (i) requires attainment of a position of responsibility in their profession that requires the exercise of independent judgment; and (ii) requires (A) a favourable confidential peer evaluation of the individual’s character, professional judgement, experience, and ethical fitness; or (B) a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining.

Quartz means a mineral composed of silicon and oxygen (SiO2).

RC means reverse circulation.

Sampling means a technique for collecting representative sub-volumes from a larger volume of geological material. The particular sampling method employed depends on the nature of the material being sampled and the kind of information required.

Sb means antimony.

Sediment means a solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically precipitated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

Stibnite means a sulphide mineral composed of antimony and sulphur (Sb2S3)

Sulphide means a group of minerals in which one or more metals are found in combination with sulphur.

Tonne means a metric unit of mass equivalent to volume multiplied by specific gravity; equivalent to 1.102 tons or 1,000 kilograms (equivalent to 2,204.6 pounds).

Vein means a sheet-like intrusion into a fissure or crack, commonly bearing quartz.

Page | 9

CORPORATE STRUCTURE

Corporate Structure

The Corporation was incorporated under the Business Corporations Act (British Columbia) on February 22, 2011 under the name “Midas Gold Corp.”

The Corporation changed its name to “Perpetua Resources Corp.,” subsequent to the end of this reporting period, on February 15, 2021.

The Corporation’s head office is located at Suite 201 – 405 South 8th Street, Boise Idaho, U.S.A. 83702 and its registered and records office is located at Suite 400 – 725 Granville Street, Vancouver, British Columbia V7Y 1G5.

Organization Chart

The following chart shows the intra-corporate relationships between the Corporation and its subsidiaries:
Perpetua Resources Idaho, Inc. has no ownership interest in the Stibnite Gold Project, rather it manages the activities on the Project for the owners, Idaho Gold Resources Company, LLC and Stibnite Gold Company.

Idaho Gold Resources Company, LLC holds title to the West End deposit and the majority of the unpatented exploration claims and patented and unpatented mill sites. Stibnite Gold Company holds title to the Yellow Pine and Hangar Flats deposits and several unpatented claims.

Unless the context otherwise indicates, reference to the terms the “Company”, the “Corporation” or “Perpetua Resources,” in this AIF includes Perpetua Resources Corp. and its subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History and Significant Acquisitions

In February 2018, the Corporation reported on updated mineral resources and continuing progress in its feasibility-level metallurgical test program for the Project On February 22, 2018, the Corporation reported that Idaho’s House of Representatives and Senate passed a joint memorial asking the President of the United States, Idaho’s congressional delegation, the Administrator of the Environmental Protection Agency, the Secretary of the Interior and the Secretary of Agriculture to take the steps necessary to approve the Project in a timely and cost-effective manner. The joint memorial was passed with overwhelming support.

Page | 10

On March 21, 2018, the Corporation reported that it had appointed Javier Schiffrin, Senior Vice President, Paulson & Co. Inc., to its board of directors following the resignation of Victor Flores. Mr. Schiffrin was nominated by Paulson & Co. under the investor rights agreement entered into with Perpetua Resources in relation to the March 2016 financing that was backstopped by Paulson & Co. Mr. Flores had been appointed to the board in 2016 as one of Paulson & Co.’s two nominees under that agreement.

On May 9, 2018, the Corporation announced that it had entered into an agreement with Barrick Gold Corporation (NYSE:ABX / TSX:ABX) (“Barrick”) whereby Barrick would purchase 46,551,731 common shares of Perpetua Resources in a non-brokered private placement (the “Placement”) at a price of C$1.06 per share for gross proceeds of US$38,065,907. The Placement resulted in Barrick owning 19.9% of the issued and outstanding shares in Perpetua Resources on a post-transaction basis, and 12.4% assuming conversion of the Notes. The transaction closed on May 16, 2018.

Also during May 2018, the Corporation announced that it had increased the size of its board of directors from seven to eight members and appointed Mark Hill, Chief Investment Officer with Barrick to fill the additional position. The increase in board size was in accordance with the terms of the investor rights agreement entered into with Barrick in conjunction with the Placement.

On August 9, 2018, the Corporation announced that it had appointed Brad Doores to its Board of Directors, replacing Michael Bogert, who stepped down from the Board at the same time in a planned transition to working more closely with the Corporation on permitting-related matters. On August 30, 2018, it was announced that Michael Bogert had been appointed General Counsel for Perpetua Resources Idaho, Inc., Perpetua Resources’ wholly owned subsidiary leading the regulatory process for the Project.

On October 10, 2018, the Corporation announced that the Nez Perce Tribal Executive Committee had adopted a resolution formally opposing the Stibnite Gold Project. The Nez Perce Tribe is one of the three tribes being consulted by the U.S. Forest Service (“USFS”) under the National Environmental Policy Act review process. Perpetua Resources has and will continue to reach out to the Nez Perce Tribe and hopes to address their concerns.

On December 4, 2018, the Corporation announced that it, Perpetua Resources Idaho, Inc. (formerly, Midas Gold Idaho, Inc.) (“PRII”) and seven of the communities closest to the Stibnite Gold Project site officially established a community agreement. Through the creation of the Stibnite Advisory Council, the agreement establishes a collaborative environment for the companies and local communities to work together throughout the life of the project and provides a venue for cities and counties to address concerns and opportunities directly with Perpetua Resources. It also creates the Stibnite Foundation to support community projects. Subsequent to year end, an eighth community also signed the community agreement, while another community deferred consideration of the agreement until after the draft EIS is published. Perpetua Resources also withdrew its request for Valley County to join the community agreement due to a perception of a conflict of interest by some members of the community given Valley County’s role as a cooperating agency under NEPA. The Stibnite Advisory Council has been established and is meeting regularly to discuss various matters related to the Project, and the Stibnite Foundation was subsequently established at a later date.

Page | 11

There were several updates to the permitting schedule during 2018 and again subsequent to year end. On July 3, 2018, the Corporation announced that the USFS had provided its quarterly update to the anticipated permitting schedule for the Project. The USFS, in cooperation with the six other federal, state and local agencies responsible for the permitting schedule, anticipated issuing a draft EIS for public comment in February 2019, with a Final EIS and Draft Record of Decision (“ROD”) by October 2019. This would have allowed for an approved Final ROD in March 2020. On October 1, 2018, the Corporation announced that the USFS had provided its subsequent quarterly update to the anticipated permitting schedule for the Project which anticipated issuing a draft EIS for public comment in May 2019, with a Final EIS and Draft ROD in February 2020, followed by an approved Final ROD in May 2020.

On January 29, 2019, the Corporation announced that it had been advised that the USFS anticipated issuing a draft EIS for public comment in Q3 2019, with a Final EIS and Draft ROD in Q2 2020 and a Final ROD in Q3 2020. This updated schedule accommodated the review and analysis of a considerable amount of additional information requested by the agencies and provided by Perpetua Resources during the quarter, including information and water modelling related to potential development alternatives such as alternate transportation routes to the Project and alternate tailings storage facility locations, and the integration of consultations required by other agencies to meet their regulatory obligations. The USFS will continue to issue quarterly updates to the anticipated schedule as the process advances.

On January 31, 2019, the Corporation announced that it had appointed Jaimie Donovan to its Board of Directors, replacing Mark Hill, who resigned as Barrick’s representative from the Corporation’s Board.

On March 25, 2019, the Corporation announced that it amended the investor rights agreement dated May 16, 2018 (“IRA”) entered into with Barrick Gold Corporation (“Barrick”) in conjunction with Barrick’s US$38 million investment in Perpetua Resources completed in May 2018. These amendments were made at Perpetua Resources’ request and are designed to increase financing flexibility and options for Perpetua Resources, including a commitment by Barrick to provide a lead order.

On March 12, 2019, the Corporation announced that it filed a preliminary short form base shelf prospectus (the “Shelf Prospectus”) with the securities commissions in each of the provinces of Canada, except Quebec. On April 4, 2019, the Corporation announced that it had filed a final short-form base Shelf Prospectus with the securities commissions in each of the provinces of Canada, except Quebec. The Shelf Prospectus will allow Perpetua Resources to offer and issue up to C$200 million of common shares, warrants, subscription receipts, units, debt securities, or any combination of such securities (collectively, the “Securities”) during the next 25-months. The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale, which would be set forth in a subsequently filed prospectus supplement. In connection with the Shelf Prospectus filings, the Corporation also filed an amended technical report entitled “Stibnite Gold Project, Prefeasibility Study Technical Report, Valley County, Idaho” dated effective December 8, 2014 and amended March 28, 2019 (the “PFS”). Amendments to the PFS include changes to clarify that the mineral resource estimate is consistent with the CIM Definition Standards adopted by the CIM Council on May 10, 2014 (with no resulting changes to the mineral resource estimate in the PFS), and to remove the comparison of the 2012 preliminary economic assessment.

On April 16, 2019, the Corporation announced it had provided an initial cash grant of $100,000 and issued 1.5 million common shares in the capital of the Corporation, valued at $877,500, to launch the Stibnite Foundation in Idaho. These grants to the Stibnite Foundation (the “Foundation”) were made in accordance with the Corporation’s ongoing annual and milestone funding obligations pursuant to the terms of the Community Agreement, details of which can be found in the Corporation’s December 4, 2018 news release. The Foundation will support projects that benefit the communities surrounding the Stibnite Gold Project and was created through the establishment of the Community Agreement between Perpetua Resources Idaho and eight communities and counties throughout the West Central Mountains region of Idaho.

Page | 12

On June 6, 2019, the Corporation announced that it had been advised that the Nez Perce Tribe intended to initiate legal action against the Corporation and its subsidiaries related to alleged water quality impacts related to historical mining activity undertaken prior to Perpetua Resources’ involvement in the site.

On June 10, 2019, the Corporation entered into an agreement with RBC Capital Markets and BMO Capital Markets (as co-lead underwriters) and Haywood Securities in connection with a bought deal public offering (the “Offering”) of 33,200,000 common shares of the Corporation (the “Common Shares”). The Common Shares were offered at a price of C$0.60 per Common Share for gross proceeds of C$19,920,000. Paulson & Co. Inc participated in the Offering in order to maintain its pro rata partially diluted interest of 29.11% of outstanding Common Shares. Barrick Gold Corporation (“Barrick”) acquired Sufficient Common Shares so as to give Barrick a 19.9% ownership interest of all outstanding Common Shares upon completion of the Offering.

On August 8, 2019, the Nez Perce Tribe followed on from its Notice of Intent to sue (as reported on June 6, 2019) by filing suit in federal court on matters pertaining to water quality in the Stibnite Mining District related to historical mining activity dating back over 80 years and long before the Company acquired any rights to the site. Perpetua Resources is not, and has never, operated on site and is not responsible for the existing contamination but has proposed the Stibnite Gold Project (“Project”) as a means for providing the much-needed cleanup of historical waste polluting the area today. Since well before the suit was filed, Perpetua Resources has been working closely with the Idaho Department of Environmental Quality (“IDEQ”) and the United States Environmental Protection Agency (“EPA”) to gain permission under the federal Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”) law to take immediate action and learn more about the specific causes of degraded water quality in a number of locations. Perpetua Resources firmly believes that it is not legally responsible for cleanup of site legacy impacts caused by previous mining companies or directed by government agencies. However, the Company wants to be part of the solution. During the quarter ended December 31, 2019, in the normal progression of such litigation, Perpetua Resources filed a request for a stay of proceedings based on the progress in respect of ongoing discussions with Federal and State regulators on a path under CERCLA that would provide early cleanup actions and end the litigation, in addition to a request for a dismissal of the suit based on other considerations. Both motions were consolidated for judicial review in mid-December and were ruled on in December and January. Both motions were dismissed, but the federal court invited a new motion to stay the case if the CERCLA order became “imminent”. The litigation is proceeding through discovery and if the case proceeds to trial, it will likely be set for spring, 2021. Independent from its defense of this lawsuit, the Company will continue moving forward with its longstanding work to assess and improve water quality in the area, restore the site and return the site to environmental standards not seen in decades through responsible, modern mining.

Earlier in 2019, the Corporation announced that it had been advised that the U.S. Forest Service (“USFS”) anticipated issuing a draft Environmental Impact Statement (“EIS”) for public comment in late Q4 2019, with a Final EIS and Draft Record of Decision (“ROD”) in Q3 2020 and a Final ROD in late Q4 2020. However, on December 4, 2019, Perpetua Resources reported that the USFS had indicated that the Draft EIS for the Project would be made available for public review in January 2020 and issuing a Final EIS and Draft ROD in Q4 2020 and the Final ROD for the Project in Q1 2021.

On January 27, 2020, the Corporation announced the USFS and other regulators working on the Project have, following internal reviews, had identified a number of recommended improvements to the Draft EIS. The regulatory agencies indicated the recommended improvements to the Draft EIS would ultimately support a complete ROD at the conclusion of the permitting process. The USFS advised that it would update the release date for the Draft EIS in early February 2020 and will provide the revised project schedule in its quarterly Schedule of Proposed Actions update published on April 1, 2020.

Page | 13

On March 17, 2020, the Corporation announced that it had completed a financing for gross proceeds of US$35.0 million (C$47.6 million), with proceeds to be used for continued work on the Stibnite Gold Project and for general working capital purposes. The financing was completed with Paulson & Co. Inc. (“Paulson”), on behalf of the several investment funds and accounts managed by Paulson, whereby Paulson purchased Canadian dollar denominated 0.05% senior unsecured convertible notes (the “2020 Notes”) issued by a wholly-owned subsidiary of the Corporation on a private placement basis. The 2020 Notes are convertible into common shares of the Corporation at a price of C$0.4655.

On April 1, 2020, the Corporation announced the USFS and other regulators working on the Project released an updated schedule for the permitting of the Project and committed to releasing the Draft EIS for public review in Q3 2020. The updated schedule came after a comprehensive internal review by federal and state regulators of the preliminary Draft EIS that identified areas for improvement and refinement resulting in a more user-accessible document. At the time the USFS pledged to provide additional resources to undertake the final review and release of the Draft EIS.

On July 2, 2020, the Corporation announced that the USFS and other regulators working on the review of the Project under the National Environmental Policy Act (“NEPA”), released their quarterly Schedule of Proposed Actions (“SOPA”), which updates the NEPA permitting schedule for the Project. The updated schedule indicated that the USFS expected to release the Draft EIS for public review in August 2020. Once released, the schedule indicated there would be a minimum 45-day public comment period, as required by NEPA. Immediately following the public comment period, the USFS and cooperating agencies planned to respond to all comments and produce the final EIS and a draft ROD. Upon publication of the final EIS, there would be a period for objections and resolution before the final ROD is published.

On August 14, 2020, the Corporation announced that the USFS had released the Draft EIS on the Project for public comment. The comment period is legally required to be 45 days and the USFS decided to grant a 15-day extension.

On August 26, 2020, the Corporation announced that Paulson, on behalf of the several investment funds and accounts managed by it, would be exercising the conversion feature on the convertible notes held by Paulson in the aggregate principal amount of C$82,102,500 for a total of 199,692,804 common shares of the Corporation (19,969,280 common shares on a post-consolidation basis following completion of the Consolidation (as defined below), which resulted in Paulson holding approximately 44.12% of the Corporation’s outstanding common shares. The convertible notes were purchased by Paulson in two separate financings completed on March 17, 2016 and March 17, 2020 with conversion prices of $0.3541 and $0.4655, respectively ($3.541 and $4.655, respectively, on a post-Consolidation basis). Following the conversion, there were outstanding convertible notes in the aggregate principal amount of C$15,409,901 remaining which were convertible into 43,518,501 common shares of the Corporation (4,351,850 common shares on a post-Consolidation basis).

On September 10, 2020, the Corporation announced that the Project had received a ‘Permitting Dashboard’ to bring improved coordination, transparency and accountability to projects under the NEPA permitting process. Published on the Council on Environmental Quality (“CEQ”) website, the Project Permitting Dashboard maintains the same permitting schedule as that published by the USFS in July, 2020. Projects that have received a Permitting Dashboard are afforded enhanced coordination between federal agencies but must still move through the strict protocols of study and review under, and meet the regulatory standards required by, NEPA.

Page | 14

On December 4, 2020, the Corporation announced the transition of five members the Corporation’s board of directors to five new, independent directors who will assist the Corporation in moving the Project through the remaining phase of permitting under the NEPA and into construction and operations. The decision comes as a part of a transition agreement between the Corporation and Paulson. As part of the agreement, Stephen Quin resigned as President, CEO and a director of the Corporation and was succeeded by Ms. Laurel Sayer, currently President and CEO of the Corporation’s wholly-owned subsidiary, Perpetua Gold Idaho, Inc. The transition agreement resulted in the resignation from the Board of the following members: Stephen Quin, Keith Allred, Jaimie Donovan, Brad Doores, Jon Goode, and Peter Nixon, effective December 3, 2020. Immediately thereafter, Bob Dean, David Deisley, Jeff Malmen, Chris Robison, Alex Sternhell and Laurel Sayer were appointed as directors of the Corporation.

On December 22, 2020, the Corporation announced the results of an independent Feasibility Study (the “FS” or “Feasibility Study”) and technical report completed on the Project. The Project, as envisioned in the FS, would become one of the largest and highest-grade open pit gold mines in the United States and the country’s only primary producer of antimony. The FS builds upon the Corporation’s Plan of Restoration and Operations, identifying a suite of operational improvements and environmental refinements to achieve the Corporation’s key objective for the financially viable restoration and brownfields development of the Stibnite mining district.

Subsequent Events

Subsequent to year end, the Corporation granted 873,500 stock options with a weighted average exercise price of C$11.80 that will expire in five years from the date of grant.

On January 15, 2021, the Corporation announced that after three years of extensive discussions, federal agencies had authorized and directed the Corporation to perform immediate clean up actions to address contaminated legacy conditions within Idaho’s abandoned Stibnite mining district that were negatively impacting water quality. Through an Administrative Settlement Agreement and Order on Consent (the “ASAOC”) signed on January 15, 2021 by the Environmental Protection Agency and USFS, with concurrence by the U.S. Department of Justice, the Corporation was instructed to clean up certain contaminated conditions within the Stibnite mining district in Idaho. The sources of contamination to be addressed by the Agreement are decades old and largely stem from tungsten and antimony mining during World War II and the Korean War, long before the Corporation started planning for redevelopment of the site. The Agreement consists of three primary phases. The first phase of the Agreement is designed to significantly improve water quality over the next four years. Phases 2 and 3 of the Agreement would move forward if the Project receives permission to proceed with mining under the NEPA and would provide the opportunity for comprehensive and site-wide cleanup of legacy features and waste by including permission to address legacy areas that are not included in the restoration activities proposed by the Project.

On January 27, 2021, the Corporation announced that it had consolidated its common shares on the basis of one (1) new post-consolidation common share for every ten (10) pre-consolidation common shares (the “Consolidation”). The Consolidation was completed in order to meet the minimum share price requirements for trading on the Nasdaq Stock market (the “Nasdaq”).

On January 28, 2021, the Corporation announced that it had filed an independent technical report on SEDAR in accordance with NI 43-101 that details the results of the recent feasibility study on the Project.

On February 16, 2021, the Corporation announced that it had changed its name from Midas Gold Corp. to Perpetua Resources Corp. and that the Corporation’s common shares had been approved for listing on the Nasdaq. The Corporation’s common shares began trading on the Nasdaq on February 18, 2021 under the symbol “PPTA” and on the Toronto Stock Exchange under the new name at market open on February 18, 2021 under the stock symbol “PPTA”.

Page | 15

On February 17, 2021, the Corporation announced that the Nez Perce Tribe and the Corporation had jointly moved for a stay of the Nez Perce Tribe’s Clean Water Act lawsuit while they pursue a Court supervised alternative dispute resolution process to potentially resolve the case.

Also subsequent to year end, the Corporation appointed Chris Foster as Chief Financial Officer of Perpetua Resources effective March 16, 2021, on a contract basis. Mr. Foster is a member of the Chartered Professional Accountants of Canada (CPA Canada) and will be responsible for providing the Corporation with financial management services. Mr. Foster will be replacing Darren Morgans who will resign from his current role as Chief Financial Officer effective March 15, 2021. Mr. Morgans has served as the Corporation’s Chief Financial Officer since April 2011.

DESCRIPTION OF THE BUSINESS

Summary of the Business

The Corporation is an exploration development-stage company engaged in acquiring mining properties with the intention of exploring, evaluating and placing them into production, if warranted. Currently, its principal business is the exploration and, if warranted, redevelopment, restoration and operation of the Stibnite Gold Project in Idaho, USA.

Mineral exploration and development are expected to constitute the principal business of the Corporation for the coming years. In the course of realizing its objectives, it is expected the Corporation may enter into various agreements specific to the mining industry, such as purchase or option agreements to purchase mining claims and joint venture agreements.

The Corporation’s principal mineral project is the Stibnite Gold Project, which contains several mineral deposits. The Corporation’s current focus is to explore, evaluate and potentially redevelop three of the deposits known as the Hangar Flats Deposit, West End Deposit and Yellow Pine Deposit, all of which are located within the Stibnite Gold Project as well as reprocess certain historical tailings located on the Project. These development activities would be undertaken in conjunction with a major restoration program designed to address impacts related to historical activities in the Project area. Such restoration activities are an integral component of the PRO.

Employees

At December 31, 2020, the Corporation had 38 employees. A total of 35 employees were employed in Idaho and were directly related to the mineral exploration and development activities of the Stibnite Gold Project, with the remaining four persons employed in Vancouver in respect of executive management and administrative support. The Corporation also contracts out certain activities, such as drilling, metallurgical testing and feasibility study preparation to specialized service providers. As a result of the seasonal nature of field activities, the number of people on site and in the Corporation’s Donnelly facilities can vary. Typically there could be 20 - 50 or more persons engaged in field activities on site when actively drilling with multiple rigs, and an additional 5 - 10 or more people providing support activities in Donnelly. These numbers are significantly lower when there is no drilling underway. Significant aspects of the exploration and development business require specialized skills and knowledge in areas that include geology, mining, metallurgy, engineering, environmental contamination treatment, permitting and regulatory compliance, as well as environmental and social policy issues. While recent activity within the industry in general has made it more challenging to recruit and retain qualified employees, Perpetua Resources has been successful to date in recruiting and retaining key personnel necessary to its operating needs.

Page | 16

Competitive Conditions

The gold exploration and mining business is a competitive business. The Corporation competes with numerous other companies possessing much greater financial and technical research resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped gold properties. See “Risk Factors – The Corporation’s Risks”.

Environmental, Social & Governance

Perpetua Resources Corp. has, since its inception, incorporated the principles of environmental protection, social considerations and good governance into all its actions, in which was formalized in its Environmental, Social and Governance Policy (ESG Policy), approved in February 2019. The intent of the ESG policy is to set out the Corporation’s guiding principles in a coherent, systematic manner to inform stakeholders and interested parties as to those principles.

Guiding Principles

The Corporations activities are guided by certain principles as they relate to responsible mineral development. These principles include, but are not limited to, the following:

•	Perpetua Resources’ purpose is to leave the Stibnite Gold Project site better than we found it and to leave a lasting legacy of economic benefits in Valley County and Idaho.
•	Our employees are driven to achieve these goals by their own ideals and values, and they would not be working with Perpetua Resources if that was not the case.
•	Perpetua Resources recognizes that responsible corporate behaviour with respect to environmental, social and governance (ESG) factors can generally have a positive influence on long-term financial performance.
•	Disclosure is the key that allows stakeholders and other interested parties better understand, evaluate and assess potential risk and return, including the potential impact of ESG factors on Perpetua Resources’ performance.
•	Perpetua Resources’ investment analysis should incorporate ESG factors to the extent that they affect risk and return.
•	Perpetua Resources acknowledges that the division of authority and responsibilities among the three parties that are core to corporate governance – shareholders, directors and managers.
•	Employees, contractors, suppliers, federal, state and local governments and the community at large have a vested interest in positive corporate conduct and long-term business performance.

Core Values

In order to live up to these principles, Perpetua Resources has defined certain core values in its ESG Policy that are integral to the Corporation’s DNA:

•	Safety - The health and safety of our employees, contractors and the public is of the utmost importance.

Page | 17

•	Environmental Responsibility - The Corporation goes above and beyond what is required; we find practical solutions to manage growth while protecting and enhancing the natural environment.
•	Community Involvement - As a proud part of the community, Perpetua Resources actively strive to serve the community’s needs, to collectively enhance prosperity and well-being.
•	Transparency - Perpetua Resources fulfills its commitments in an open and transparent manner. Perpetua Resources aims to be accurate, consistent and straightforward in all information delivered to our stakeholders.
•	Accountability - As part of Perpetua Resources’ governance, the Corporation ensures that accountability guides all of its actions, decisions, conduct and reporting.
•	Integrity & Performance - Perpetua Resources and its employees holds themselves to high moral standards and strive to fulfill their commitments in an effective and sustainable manner.

Conservation Principles

Given the importance of environmental protection in the development, operation and closure of natural resource projects, Perpetua Resources has adopted the following guiding conservation principles for the Project in order to align it with the Corporation’s core values:

•	Conduct restoration, mining, milling and reclamation activities in an environmentally responsible manner;
•	Locate Project infrastructure on previously disturbed areas wherever practicable;
•	Design and construct facilities to minimize impacts to aquatic and terrestrial wildlife, improve habitat across the Project site, and protect anadromous and local aquatic populations;
•	Protect and improve local surface water and groundwater quality; and,
•	Repair, relocate, or construct new ecologically diverse stream channels and wetlands to mitigate those disturbed by legacy and new mine development.

As part of its ESG Policy, the Corporation has adopted at Health & Safety Policy, an Environmental Policy, Sustainability Goals and an approach to Transparency and Sustainability Reporting that can be found in the ESG Policy here: https://investors.perpetuaresources.com/esg/.

In addition, the Corporation’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions of spills, releases or emissions of various substances related to mining industry operations, which could result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties Environmental legislation is evolving, which means stricter standards and enforcement, fines and penalties for non-compliance are becoming more stringent. Environmental assessment of proposed projects carries a heightened degree of responsibility for companies and directors, officers and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations, including its capital expenditures and competitive position.

For Perpetua Resources’ work in relation to environmental matters at the Stibnite Gold Project, see “Summary of the Stibnite Gold Project – Environmental Studies” and “Summary of the Stibnite Gold Project – Environmental Mitigation and Remediation”. Also see “Risk Factors – Industry Risks”.

Page | 18

Foreign Operations

The Corporation is incorporated pursuant to the laws of British Columbia, Canada and is a reporting issuer in each of the provinces of Canada, except Quebec. The Corporation is dependent upon its ownership of the Stibnite Gold Project that is located in Idaho, USA.

Summary of the Stibnite Gold Project

On December 22, 2020, the Company announced the results of an independent feasibility study and subsequently filed the Stibnite Gold Feasibility Study on January 28, 2021.

Attached as Schedule "A" to this AIF is the summary contained in the Stibnite Gold Feasibility Study. The entire Stibnite Gold Feasibility Study is incorporated by reference herein.

LITIGATION

On June 5, 2019, the Company was served by Idaho’s Nez Perce Tribe with a notice of intent (NOI) to sue under the Clean Water Act. The Tribe filed the complaint August 8, 2019 in the United States District Court for the District of Idaho which was later served on the Company August 16, 2019. The complaint identified eight areas internal and external to the Stibnite Gold Project Site that the suit alleges violates the Clean Water Act, and the action seeks declaratory and injunctive relief.

The Company filed a motion to dismiss and, in the alternative, a motion to stay the litigation pending conclusion of negotiations with the Environmental Protection Agency (EPA) on a CERCLA administrative order on consent (AOC), a process that was underway before the plaintiff filed suit. Argument was heard on December 16, 2019 where the motion to dismiss was denied. On January 7, 2020, the Company filed its formal answer denying liability for the allegations contained in the complaint, and on January 8, 2019 the motion to stay the litigation was denied by the district court. A scheduling order was entered February 11, 2020.

On February 17, 2021, the Corporation announced that the Nez Perce Tribe and the Corporation had jointly moved for a stay of the Nez Perce Tribe’s Clean Water Act lawsuit while they pursue a Court supervised alternative dispute resolution process to potentially resolve the case.

RISKS AND UNCERTAINTIES

Perpetua Resources is subject to a number of significant risks due to the nature of its business and the present stage of its business development. Only those persons who can bear risk of the entire loss of their investment should invest in the Corporation’s common shares, convertible debentures, warrants, options or other securities.

Perpetua Resources’ failure to successfully anticipate and address such risks and uncertainties could have a material adverse effect on its business, financial condition and/or results of operations, and the future trading price of its common shares may decline and investors may lose all or part of their investment. Such risks and uncertainties could cause the Corporation’s future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the cautionary statements on forward-looking information found in this document. The Corporation is subject to various risks, known and unknown, arising from factors within or outside of its control.

Page | 19

Perpetua Resources cannot give assurance that it will successfully address these risks or other unknown risks that may affect its business. Estimates of Mineral Resources and mineral reserves (“Mineral Reserves”) are inherently forward-looking statements subject to error. Although mineral resource and mineral reserve estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include, without limitation: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

Below is a brief summary of some of Perpetua Resources’ risks and uncertainties. The business of the Corporation involves significant risk due to the nature of mining, exploration and development activities. Certain risk factors, including but not limited to those listed below, are related to the mining industry in general while others are specific to Perpetua Resources. These risk factors are not a definitive list of all risk factors associated with an investment in the common shares of Perpetua Resources or in connection with the Corporation’s operations.

Industry Risks

Metal prices have fluctuated widely in the past and are expected to continue to do so in the future, which may adversely affect the amount of revenues derived from the future production of Mineral Reserves.

The commercial feasibility of the Project and Perpetua Resources' ability to arrange funding to conduct its planned exploration projects is dependent on, among other things, the price of gold and other potential by-products. Depending on the price to be received for any minerals produced, Perpetua Resources may determine that it is impractical to commence or continue commercial production. A reduction in the price of gold or other potential by-products may prevent the Project from being economically mined or result in the write-off of assets whose value is impaired as a result of low precious metals prices.

Future revenues, if any, are expected to be in large part derived from the future mining and sale of gold and other potential by-products or interests related thereto. The prices of these commodities fluctuate and are affected by numerous factors beyond Perpetua Resources’ control, including, among others:

•	international economic and political conditions;
•	central bank purchases and sales;
•	expectations of inflation or deflation;
•	international currency exchange rates;
•	interest rates;
•	global or regional consumptive patterns;
•	speculative activities;
•	levels of supply and demand;
•	increased production due to new mine developments;
•	decreased production due to mine closures;
•	improved mining and production methods;
•	availability and costs of metal substitutes;
•	metal stock levels maintained by producers and others; and
•	inventory carrying costs.

Page | 20

The effect of these factors on the price of gold and other potential by-products cannot be accurately predicted. If the price of gold and other potential by-products decreases, the value of Perpetua Resources’ assets would be materially and adversely affected, thereby materially and adversely impacting the value and price of Perpetua Resources’ common shares.

While the price of gold has recently been strong, there can be no assurance that gold prices will remain at such levels or be such that the Project, and any future operations in which Perpetua Resources has a direct or indirect interest, will be mined at a profit. Some credible industry experts are predicting that gold will continue to increase in price during 2021 and the next several years. However, other credible industry experts expect that the price of gold has generally peaked during the recent pandemic and resulting economic crisis, and that as economies slowly recover over the next few years, the price of gold will decrease and be worth much less per ounce than it is today.

Global financial markets can have a profound impact on the global economy in general and on the mining industry in particular.

Many industries, including the precious metal mining industry, are impacted by global market conditions. Some of the key impacts of financial market turmoil can include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global and specifically mining equity markets, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A slowdown in the financial markets or other economic conditions, including but not limited to, reduced consumer spending, increased unemployment rates, deteriorating business conditions, inflation, deflation, volatile fuel and energy costs, increased consumer debt levels, lack of available credit, lack of future financing, changes in interest rates and tax rates may adversely affect Perpetua Resources’ growth and profitability potential. Specifically:

•	a global credit/liquidity crisis could impact the cost and availability of financing and Perpetua Resources’ overall liquidity;
•	the volatility of gold and other potential by-product prices may impact Perpetua Resources’ future revenues, profits and cash flow;
•	volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and
•	the devaluation and volatility of global stock markets impacts the valuation of the Corporation’s equity securities, which may impact its ability to raise funds through the issuance of equity.

Mineral exploration and development in the United States is subject to numerous regulatory requirements on land use.

Mineral exploration and development in the United States is subject to Federal, State and local regulatory processes and evolving application of environmental and other regulations can and has affected the ability to advance mineral projects as effectively as in prior years. A number of mineral projects in the United States have been subjected to regulatory delays or actions that have impeded the progress of these projects towards production. Such delays can increase the funding requirements of the Corporation as expenditures continue for a longer period of time.

Page | 21

Longstanding legal certainty about aspects of the 1872 Mining Law is being challenged in Federal Court.

A changing legal environment and court rulings related to the use of unpatented lode mining claims now being overturned and re-examined may cause the Corporation to make modifications to its current claims management program and strategy.

On July 31, 2019, the U.S. District Court for the District of Arizona issued a decision vacating the U.S. Forest Service’s approval of the plan of operations for the proposed Rosemont Mine. See Center for Biological  Diversity et al. v. United States Fish and Wildlife Service et al., (“Rosemont Mine”). The Court found that the Forest Service erred when it applied its surface management regulations to approve the proposed mine’s tailings storage facility and waste rock dumps on National Forest lands. According to the Court, the agency should have considered those facilities under its special use permit regulations. The Forest Service made that error, according to the Court, because it did not confirm under the Mining Law that the unpatented mining claims under the ancillary facilities were “valid,” as defined by the Court. According to the Court’s reasoning, only activities on “valid” claims are regulated under the Forest Service mining regulations and that ancillary facilities require a special use permit.

An appeal of the District Court decision in Rosemont Mine was heard February 1, 2021 in the United States Court of Appeals for the Ninth Circuit where the United States defended the decision of the Forest Service. The Corporation believes that the Arizona court’s conclusion squarely conflicts with applicable Mining Law statutes, regulations, case law, and the strong congressional policy favoring mineral development and multiple uses of Federal lands and is monitoring the outcome of the case.

Resource exploration and development is a high risk, speculative business.

Resource exploration and development is a speculative business, characterized by a high number of failures. Substantial expenditures are required to discover new deposits and to develop the infrastructure, mining and processing facilities at any site chosen for mining. Resource exploration and development also involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. Few properties that are explored are ultimately developed into producing mines, and there is no assurance that commercial quantities of ore will be discovered on any of Perpetua Resources’ exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production, or if brought into production, that it will be profitable. The discovery of mineral deposits is dependent upon a number of factors, including the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon, among a number of other factors, its size, grade, proximity to infrastructure, current metal prices, and government regulations, including regulations relating to required permits, royalties, allowable production, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but any one of these factors, or the combination of any of these factors, may prevent Perpetua Resources from receiving an adequate return on invested capital. In addition, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Some ore reserves may become unprofitable to develop if there are unfavourable long-term market price fluctuations in gold or other metals, or if there are significant increases in operating or capital costs. Most of the above factors are beyond the Corporation’s control, and it is difficult to ensure that the exploration or development programs proposed by Perpetua Resources will result in a profitable commercial mining operation. Please also see, among other things, the risk factor found under the subheading “Perpetua Resources’ future exploration and development efforts may be unsuccessful” below.

Page | 22

Mineral exploration and development is subject to numerous industry operating hazards and risks, many of which are beyond Perpetua Resources’ control and any one of which may have an adverse effect on its financial condition and operations.

The Project, and any future operations in which Perpetua Resources has a direct or indirect interest, will be subject to all the hazards and risks normally incidental to resource companies and mining in general. Environmental hazards, unusual or unexpected geological operating conditions, such as rock bursts, structural cave-ins and landslides, fires, earthquakes and flooding, power outages, labour disruptions, industrial accidents such as explosions, unexpected mining dilution, metallurgical and other processing issues, metal losses and periodic interruptions due to inclement or hazardous weather conditions, and the inability to obtain suitable or adequate machinery, equipment or labour, are some of the industry operating risks involved in the conduct of exploration programs and the operation of mines. If any of these events were to occur, they could cause injury or loss of life, environmental damage, operational delays, monetary losses and/or severe damage to or destruction of mineral properties, production facilities or other properties. As a result, Perpetua Resources could be the subject of a regulatory investigation, potentially leading to penalties and suspension of operations. In addition, Perpetua Resources may have to make expensive repairs and could be subject to legal liability. The occurrence of any of these operating risks and hazards may have an adverse effect on Perpetua Resources’ financial condition and operations, and correspondingly on the value and price of Perpetua Resources’ common shares.

Perpetua Resources may not be able to obtain insurance to cover these risks at affordable premiums or at all. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of operations or other mining activities, is not generally available to Perpetua Resources or to other companies within the mining industry. Perpetua Resources may suffer a materially adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies. Please also see, among other things, the risk factor found under the subheading “Perpetua Resources’ business involves risks for which Perpetua Resources may not be adequately insured, if it is insured at all” below.

Mineral exploration and development activities are subject to geologic uncertainty and inherent variability.

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

The quantification of Mineral Resources and Mineral Reserves is based on estimates and is subject to great uncertainty, and there can be no assurance about the quantity and grade of minerals until Mineral Resources are actually mined.

The calculations of amounts of mineralized material within Mineral Resources and Mineral Reserves are estimates only. Actual recoveries of gold and other potential by-products from Mineral Resources and Mineral Reserves may be lower than those indicated by test work. Any material change in the quantity of mineralization, grade, tonnage or stripping ratio, or the price of gold and other potential by-products, may affect the economic viability of a mineral property. In addition, there can be no assurance that the recoveries of gold and other potential by-products in small-scale laboratory tests will be duplicated in larger scale pilot plant tests under on-site conditions or during production. Notwithstanding the results of any metallurgical testing or pilot plant tests for metallurgy and other factors, there remains the possibility that the ore may not react in commercial production in the same manner as it did in testing.

Mining and metallurgy are an inexact science and, accordingly, there always remains an element of risk that a mine may not prove to be commercially viable. Until a deposit is actually mined and processed, the quantity of Mineral Reserves, Mineral Resources and grades must be considered as estimates only. In addition, the determination and valuation of Mineral Reserves and Mineral Resources is based on, among other things, assumed metal prices. Market fluctuations and metal prices may render Mineral Resources and Mineral Reserves uneconomic. Any material change in quantity of Mineral Reserves, Mineral Resources, grade, tonnage, percent extraction of those mineral reserves recoverable by underground mining techniques or stripping ratio for those Mineral Reserves recoverable by open pit mining techniques may affect the economic viability of a mining project, including the Project and any future operations in which Perpetua Resources has a direct or indirect interest. Please also see, among other things, the risk factor found under the subheading “Perpetua Resources’ mineral resource and mineral reserve estimates may not be indicative of the actual gold that can be mined” below.

Page | 23

Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects.

The mining industry has at times been subjected to conditions that have resulted in significant increases in the cost of equipment, labour and materials. Perpetua Resources used benchmarked data for the operation and capital costs included in its FS with an effective date of December 22, 2020; however, there is no guarantee that development or operations of the Project will eventuate, and if it did, such operating or capital costs will prevail.

The Corporation’s Risks

Perpetua Resources will need to raise additional capital through the sale of its securities or other interests, resulting in potential for significant dilution to the existing shareholders and, if such funding is not available, Perpetua Resources’ operations would be adversely affected.

Perpetua Resources does not generate any revenues and does not have sufficient financial resources to undertake by itself all of its planned exploration and permitting activities. Perpetua Resources has limited financial resources and has financed its activities primarily through the sale of Perpetua Resources’ securities, such as common shares and convertible notes. Perpetua Resources will need to continue its reliance on the sale of its securities for future financing, including that required to complete the permitting process, resulting in dilution to existing shareholders.

Specifically, the failure to obtain sufficient financing, or financing on terms acceptable to Perpetua Resources, may result in a delay or indefinite postponement of exploration, development or production on any or all of the Corporation’s properties or even a loss of an interest in a property, or an inability to pay any of the Corporation’s non-operating expenses which could also lead to late fees or penalties, depending on the nature of the expense.

If future financings involve the issuance of debt, the terms of the agreement governing such debt could impose restrictions on the Corporation’s operation of its business. Failure to raise capital when needed could have a materially adverse effect on the Corporation’s business, financial condition and results of operations. If adequate financing is not available, Perpetua Resources may not be able to commence or continue with its activities.

Perpetua Resources has an obligation to repay the outstanding principal under the remaining 2016 Notes by the seventh anniversary of their issuance unless previously converted into common shares; on or before that date, Perpetua Resources either needs to have arranged sufficient funding to repay the outstanding principal or to have converted the notes into common shares in accordance with the terms of the Convertible Notes.

Perpetua Resources does not generate revenue and previously announced a plan of how it intended to use the proceeds from the issuance of the Convertible Notes over the term of the Convertible Notes. In order to repay the outstanding principal on remaining 2016 Notes, Perpetua Resources either needs to arrange debt, equity or other forms of funding, to either develop the Stibnite Gold Project and repay the remaining 2016 Notes from operating cash flows, repay the remaining 2016 Notes in full, or convert the remaining 2016 Notes into common shares. The risks associated with the development of the Stibnite Gold Project as stated in this section are high. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the remaining 2016 Notes.

Page | 24

Future sales of Perpetua Resources’ common shares into the public market by holders of Perpetua Resources options and warrants may lower the market price, which may result in losses to Perpetua Resources’ shareholders.

Sales of substantial amounts of Perpetua Resources’ common shares into the public market by unrelated shareholders, Perpetua Resources’ officers or directors or pursuant to the exercise of options or warrants, or even the perception by the market that such sales may occur, may lower the market price of the Corporation's common shares.

Perpetua Resources is subject to numerous government regulations which could cause delays in carrying out its operations, and increase costs related to its business.

Perpetua Resources’ mineral exploration and development activities are subject to various laws and regulations governing operations, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, who may require operations to cease or be curtailed, or corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, development or production. Amendments to current laws and regulations governing operations, or more stringent implementation thereof could substantially increase the costs associated with Perpetua Resources’ business or prevent it from exploring or developing its properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Perpetua Resources and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Perpetua Resources is currently undertaking an extensive permitting process for the redevelopment and restoration of the Stibnite Gold Project and the timeframes for such processes are not fixed and can take significantly longer, and cost significantly more, than expected.

The regulatory processes related to permitting of major mining projects in the US are subject to considerable uncertainty as to the information required by the permitting agencies and the timeframes to analyze information provided, and the outcomes of such analysis. The Stibnite Gold Project is more complex than greenfields sites due to the need to address the extensive legacy impacts related to historical mining activities which adds additional uncertainty. Since Perpetua Resources entered the permitting process for redevelopment and restoration, the proposed timeframe to get to a Final ROD has been extended by regulators several times and further extensions to the currently published timeframes can be expected.

Page | 25

Perpetua Resources’ current and future permits to conduct activities at the Stibnite Gold Project could be challenged during regulatory processes or in the courts by third parties and such challenges may delay or prevent the Corporation from meeting its objectives.

Third parties commonly challenge permits related to exploration, development and mining projects and there is a possibility that such parties may challenge Perpetua Resources’ permits for its activities. Such challenges would extend the timeframes anticipated for the Project advancement and increase funding requirements beyond those currently anticipated or block the approval of the Project.

Perpetua Resources may be subject to litigation.

All industries, including the mining industry, are subject to legal claims, with and without merit. The Corporation may become involved in legal disputes in the future. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Corporation’s financial position or results of operations.

Legal proceedings may be brought against Perpetua Resources, for example, litigation based on its business activities, environmental laws, tax matters, volatility in its stock price or failure to comply with its disclosure obligations, which could have a material adverse effect on Perpetua Resources’ financial condition or prospects. Regulatory and government agencies may bring legal proceedings in connection with the enforcement of applicable laws and regulations, and as a result, Perpetua Resources may be subject to expenses of investigations and defense, fines or penalties for violations if proven, and potentially cost and expense to remediate, increased operating costs or changes to operations, and cessation of operations if ordered to do so or required in order to resolve such proceedings. The Corporation may become party to disputes governed by the rules of arbitration outside of Canada. Perpetua Resources may also be the subject of legal claims in Canada in respect of its activities in another jurisdiction such as the United States. In the event of a dispute arising at non-Canadian operations, Perpetua Resources may be subject to the exclusive jurisdiction of non-Canadian courts or may not be successful in subjecting non-Canadian persons to the jurisdiction of courts in Canada. The Corporation’s inability to enforce its rights could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Perpetua Resources may face opposition from environmental non-governmental organizations (“ENGOs”), Indian tribes or other stakeholders that may delay or interfere with the regulatory process for the development of the Project.

ENGOs, Indian tribes or other stakeholders commonly challenge permits related to exploration, development and mining projects and there is possibility that such parties may challenge Perpetua Resources’ permits for its activities. Such challenges would extend the timeframes anticipated for the Project advancement and increase funding requirements beyond those currently anticipated or prevent the approval of the Project. As noted above, in 2018, the Nez Percé Tribe announced its opposition to the Project and certain NGOs campaigned against the community agreement. As discussed below, the Tribe brought judicial action against Perpetua Resources that it is presently defending and ultimately believes will be resolved in an acceptable manner.

Page | 26

The Nez Percé Tribe has filed a complaint against Perpetua Resources under the Clean Water Act and the Corporation is vigorously defending the litigation. If successful, this litigation could act to delay the Project.

On June 5, 2019, Perpetua Resources Corp., Perpetua Resources Idaho, Inc., Idaho Gold Resources Company, LLC and Stibnite Gold Company (“Companies”) were served by Idaho’s Nez Percé Tribe with a notice of intent (NOI) to sue under the Clean Water Act. The Tribe filed the complaint on August 8, 2019 in the United States District Court for the District of Idaho, which was later served on August 16, 2019. The complaint identified eight areas internal and external to the Stibnite Gold Project Site that the suit alleges violates the Clean Water Act, and the action seeks declaratory and injunctive relief.

The Companies filed a motion to dismiss and, in the alternative, a motion to stay the litigation pending conclusion of negotiations with the EPA on a CERCLA administrative order on consent, a process that was underway before the plaintiff filed suit. Argument was heard on December 16, 2019, where the motion to dismiss was denied. On January 7, 2020, the Companies filed its formal answer denying liability for the allegations contained in the complaint, and on January 8, 2020, the motion to stay the litigation was denied by the district court. On June 11, 2020, Perpetua Resources Idaho, Inc., Idaho Gold Resources Company, LLC and Stibnite Gold Company (“Perpetua Companies”) notified the Forest Service that they may seek to join them in the case through a formal notice of intent (“NOI”). The Perpetua Companies filed the complaint against the Forest Service per previous NOI on August 18, 2020. In conjunction with the filing, the Perpetua Companies requested that the action be joined to the original action as a “third party complaint” or in the alternative, be consolidated with the original action. On September 8, 2020, the Federal court granted a stipulation allowing the Companies to file an amended answer and allowing the Perpetua Companies to file the third-party complaint against the Forest Service, in addition to declining to consolidate the cases. Subsequently, on September 9, 2020, the court held a status conference and the prospect emerged of scheduling a mandatory alternative dispute resolution (“ADR”).

For over three years, the Companies have been working with EPA on a CERCLA agreement that will foster early clean up activity on the Stibnite Site. Under CERCLA section 113(h), citizen suits under the Clean Water Act are pre-empted from interfering in work covered under CERCLA administrative orders. On January 15, 2021 a voluntary administrative settlement and order on consent (“ASAOC”) that that would afford legal certainty in performing any CERCLA response actions was executed by the Companies as well as the EPA and the United States Department of Agriculture with the concurrence of the United States Department of Justice. Such early CERCLA actions (known as “time critical removal actions”), upon work plan approval by the Federal agencies, will begin taking place in early 2021 and are designed to immediately improve water quality in a number of areas on the site while longer-term actions are being evaluated through the NEPA process.

Pursuant to the ASAOC, the Companies agreed to dismiss its pending complaints against the Forest Service, which occurred on January 29, 2021. Also upon execution of the ASAOC, the parties agreed on February 17, 2021 to stay to the litigation until June 1 in order to explore ADR process, which was ordered by the court on February 19.

Perpetua Resources cannot predict the potential ramifications of this litigation matter, nor can it provide any assurance that it will be concluded in a manner consistent with the Corporation’s expectations.

Perpetua Resources has not completed an environmental impact statement, nor has it received the necessary permits for water or explosives to conduct mining operations.

The department responsible for environmental protection in the U.S. has broad authority to shut down and/or levy fines against facilities that do not comply with environmental regulations or standards. Failure to obtain the necessary permits would adversely affect progress of Perpetua Resources’ activities and would delay or prevent the beginning of commercial operations.

Page | 27

Perpetua Resources’ activities are potentially subject to environmental liability.

Perpetua Resources is not aware of any claims for damages related to any impact that its operations have had on the environment but it may become subject to such claims in the future, including potential claims related to legacy environmental impacts from prior operators. An environmental claim could adversely affect Perpetua Resources’ business due to the high costs of defending against such claims and its impact on senior management's time and attention to addressing such claims. Also, environmental regulations may change in the future which could adversely affect Perpetua Resources’ operations including the potential to curtail or cease exploration programs or to preclude entirely the economic development of a mineral property. The extent of any future changes to environmental regulations cannot be predicted or quantified, but it should be assumed that such regulations would become more stringent in the future. Generally, new regulations will result in increased compliance costs, including costs for obtaining permits, delays or fines resulting from loss of permits or failure to comply with the new regulations.

The Corporation’s activities and ownership interests potentially expose the Corporation to liability under CERCLA and its state law equivalents. Under CERCLA and its state law equivalents, subject to certain defenses, any present or past owners or operators of a facility, and any parties that disposed or arranged for the disposal of hazardous substances at such a facility, could be held jointly and severally liable for cleanup costs and may be ordered to undertake remedial cleanup actions or to pay for the previous government cleanup efforts in response to actual or threatened releases of hazardous substances. Such parties may also be liable to government or tribal entities for the cost of damages to natural resources, which may be substantial. Additional regulations or requirements may also be imposed upon the Corporation’s operations, tailings and waste disposal areas, as well as upon mine closure under federal and state environmental laws and regulations, including, without limitation, the U.S. Clean Water Act and state law equivalents. Air emissions in the U.S. are subject to the Clean Air Act and its state equivalents as well.

On January 15, 2021 a voluntary ASAOC under CERCLA (see above) that that would afford legal certainty for Perpetua Resources in performing any response actions was executed by Perpetua Resources as well as the Environmental Protection Agency (“EPA”) and the United States Department of Agriculture with the concurrence of the United States Department of Justice. With this agreement, it is not expected that any CERCLA enforcement actions will take place while the ASAOC remains in effect for actions and activities conducted under the authority of the ASAOC, which could be for the duration of the Project.

Perpetua Resources faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and Perpetua Resources may not be able to effectively compete.

The mineral resource industry is intensively competitive in all of its phases, and Perpetua Resources competes with many companies possessing much greater financial and technical research resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped gold properties. The principal competitive factors in the acquisition of such undeveloped properties include the staff and data necessary to identify, investigate and purchase such properties, and the financial resources necessary to acquire and develop such properties. Competition could adversely affect Perpetua Resources’ ability to advance the Project or to acquire suitable prospects for exploration in the future on terms it considers acceptable. Increased competition could adversely affect the Corporation’s ability to attract necessary capital funding or acquire an interest in additional properties.

Perpetua Resources’ future exploration and development efforts may be unsuccessful.

Mineral resource exploration and, if warranted, development, is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in volume and/or grade to return a profit from production. There is no certainty that the expenditures that have been made and may be made in the future by Perpetua Resources related to the exploration of its properties will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially viable mineral deposits and no assurance can be given that any particular level of recovery or Mineral Reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially viable deposit which can be legally and economically exploited.

Page | 28

Perpetua Resources’ mineral resource and mineral reserve estimates may not be indicative of the actual gold that can be mined.

Assays results from core drilling or reverse circulation drilling can be subject to errors at the laboratory analyzing the drill samples. In addition, reverse circulation or core drilling may lead to samples which may not be representative of the gold or other metals in the entire deposit. Mineral resource and mineral reserve estimates are based on interpretation of available facts and extrapolation or interpolation of data and may not be representative of the actual deposit. All of these factors may lead to mineral resource and/or mineral reserve estimates being overstated, the mineable gold that can be received from the Project being less than the mineral resource and mineral reserve estimates, and the Project not being a viable project.

If Perpetua Resources’ mineral resource and mineral reserve estimates for the Project are not indicative of actual grades of gold and other potential by-products, Perpetua Resources will have to continue to explore for a viable deposit or cease operations.

Perpetua Resources has a limited history as an exploration company and does not have any experience in putting a mining project into production.

Perpetua Resources has only been actively engaged in exploration since 2009. Perpetua Resources does not generate any revenues from operations or production. Putting a mining project into production requires substantial planning and expenditures and, while several members of the management have mine construction experience, as a corporation, Perpetua Resources does not have any experience in taking a mining project to production. As a result of these factors, it is difficult to evaluate Perpetua Resources’ prospects, and its future success is more uncertain than if it had a longer or more proven history.

Perpetua Resources expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of Perpetua Resources’ common shares to decline.

Perpetua Resources has incurred net losses every year since inception. Perpetua Resources currently has no commercial production and has never recorded any revenues from mining operations. Perpetua Resources expects to continue to incur losses, and will continue to do so until such time, if ever, as its properties commence commercial production and generate sufficient revenues to fund continuing operations.

The proposed development of new mining operations will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as Perpetua Resources adds, as needed, consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Project or any other properties. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture or other agreements with others in the future, its acquisition of additional properties, and other factors, many of which are unknown today and may be beyond the Corporation's control. Perpetua Resources may never generate any revenues or achieve profitability. If Perpetua Resources does not achieve profitability, it would have to raise additional financing or shut down its operations.

Page | 29

Perpetua Resources has negative cash flow from operating activities.

As indicated, the Corporation currently has no producing mines and has no source of operating cash flow other than through equity, joint ventures and/or debt financing. As such, the Corporation has, and is expected to continue to have, negative operating cash flow. To the extent the Corporation has negative cash flow in future periods, the Corporation may use a portion of its general working capital to fund such negative cash flow.

Perpetua Resources’ title to its mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.

The validity of mining rights may, in certain cases, be uncertain and subject to being contested. Perpetua Resources’ mining rights, claims and other land titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities and local communities.

Perpetua Resources’ properties consist of various mining concessions in the United States. Under U.S. law, the concessions may be subject to prior unregistered agreements or transfers, which may affect the validity of Perpetua Resources’ ownership of such concessions. A claim by a third party asserting prior unregistered agreements or transfer on any of Perpetua Resources’ mineral properties, especially where commercially viable Mineral Reserves have been located, could adversely result in Perpetua Resources losing commercially viable Mineral Reserves. Even if a claim is unsuccessful, it may potentially affect Perpetua Resources’ current activities due to the high costs of defending against such claims and its impact on senior management's time. If Perpetua Resources loses a commercially viable mineral reserve, such a loss could lower Perpetua Resources’ revenues or cause it to cease operations if this mineral reserve represented all or a significant portion of Perpetua Resources’ operations at the time of the loss.

Certain of Perpetua Resources’ properties may be subject to the rights or the asserted rights of various community stakeholders, including Federally-recognized tribes. The presence of community stakeholders may also impact on the Corporation’s ability to explore, develop or, in potentially the future, operate its mining properties. In certain circumstances, consultation with such stakeholders may be required and the outcome may affect the Corporation’s ability to explore, develop or operate its mining properties.

Certain of Perpetua Resources’ United States mineral rights consist of unpatented mining claims. Unpatented mining claims present unique title risks due to the rules for validity and the opportunities for third-party challenge. These claims are also subject to legal uncertainty.

Perpetua Resources’ ability to explore and, if warranted, develop its mineral claims may be impacted by litigation or consent decrees entered into by previous owners of mineral rights that now comprise the Project, related to disturbance related to past mining and exploration activities.

Several of the patented lode and mill site claims acquired by Perpetua Resources over the West End Deposit and the Cinnabar claim groups (the latter held under option) are subject to a consent decree under CERCLA, which covers certain environmental liability and remediation responsibilities with respect to such claims. The consent decree requires that heirs, successors and assigns refrain from activities that would interfere with or adversely affect the integrity of any remedial measures implemented by government agencies. Several of the patented claims in the Hangar Flats and Yellow Pine properties are subject to a consent decree under CERCLA between the original owner of those claims and the United States, which creates certain obligations on that owner, including that the owner will cooperate with the EPA and U.S. Forest Service in those agencies’ efforts to secure any government controls necessary to implement response activities.

Page | 30

All industries, including mining, are subject to legal claims with or without merit. Defense and settlement costs can be substantial, even with respect to claims without merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular claim could have an effect on the Corporation’s financial position. It is possible that any proposal to develop a mine on the Project, or any governmental approval for such a development, could be challenged in court by third parties, the effect of which would be to delay and possibly entirely impede the Corporation from developing the Project or commencing production.

Perpetua Resources depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance.

Perpetua Resources is dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on the operations of Perpetua Resources. Perpetua Resources’ success is dependent to a great degree on its ability to attract and retain highly qualified management personnel. The loss of any such key personnel, through incapacity or otherwise, would require Perpetua Resources to seek and retain other qualified personnel and could compromise the pace and success of its exploration and permitting activities. Perpetua Resources does not maintain key person insurance in the event of a loss of any such key personnel.

Perpetua Resources does not have a full staff of technical people and relies upon outside consultants to provide critical services.

Perpetua Resources has a relatively small staff and depends upon its ability to hire consultants with the appropriate background and expertise as such persons are required to carry out specific tasks. Perpetua Resources’ inability to hire the appropriate consultants at the appropriate time could adversely impact Perpetua Resources’ ability to advance its exploration and permitting activities.

Certain Perpetua Resources directors and officers also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.

Certain Perpetua Resources directors and officers are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. Directors and officers of the Corporation with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulations, rules and policies.

Internal controls provide no absolute assurances as to reliability of financial reporting and financial statement preparation, and ongoing evaluation may identify areas in need of improvement.

The Corporation has invested resources to document and assess its system of internal control over financial reporting and undertakes an evaluation process of such internal controls. Internal control over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, safeguards with respect to the reliability of financial reporting and financial statement preparation.

Page | 31

The Corporation currently believes that no material weakness exists in regard to its internal controls for financial reporting that result in a reasonable possibility that a material misstatement of the Corporation’s financial statements will not be prevented or detected on a timely basis. However, if the Corporation fails to maintain the adequacy of its internal control over financial reporting, as either the Corporation’s or the applicable regulatory standards are modified, supplemented, or amended from time to time, then the Corporation may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. If in the future the Corporation is required to disclose a material weakness in its internal controls over financial reporting, then this could result in the loss of investor confidence in the reliability of the Corporation’s financial statements, which in turn could harm the Corporation’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s operating results, or cause it to fail to meet its reporting obligations.

Perpetua Resources has no history of paying dividends, does not expect to pay dividends in the immediate future and may never pay dividends.

Since incorporation, neither Perpetua Resources nor any of its subsidiaries have paid any cash or other dividends on its common shares, and the Corporation does not expect to pay such dividends in the foreseeable future, as all available funds will be invested primarily to finance its mineral exploration programs.

Perpetua Resources’ business involves risks for which Perpetua Resources may not be adequately insured, if it is insured at all.

In the course of exploration and development of, and production from, mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including landslides, ground failures, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks. Perpetua Resources does not currently have insurance against all such risks and may decide not to take out insurance against all such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of Perpetua Resources.

Additionally, the Corporation is not insured against most environmental risks. Insurance against all environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products by third parties occurring as part of historic exploration and production) has not been generally available to companies within the industry. The Corporation periodically evaluates the cost and coverage of the insurance that is available against certain environmental risks to determine if it would be appropriate to obtain such insurance. Without such insurance, or with limited amounts of such insurance, and if the Corporation becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Corporation has to pay such liabilities and result in bankruptcy. Should the Corporation be unable to fully fund the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

A shortage of supplies and equipment could adversely affect Perpetua Resources’ ability to operate its business.

Perpetua Resources is dependent on various supplies and equipment to carry out its activities. The shortage of such supplies, equipment and parts could have a material adverse effect on Perpetua Resources’ ability to carry out its activities and therefore have a material adverse effect on the cost of doing business.

Page | 32

A cyber security incident could adversely affect Perpetua Resources’ ability to operate its business.

Information systems and other technologies, including those related to the Corporation’s financial and operational management, and its technical and environmental data, are an integral part of the Corporation’s business activities. Network and information systems related events, such as computer hacking, cyber-attacks, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, or other malicious activities or any combination of the foregoing or power outages, natural disasters, terrorist attacks, or other similar events could result in damages to the Corporation’s property, equipment and data. These events also could result in significant expenditures to repair or replace damaged property or information systems and/or to protect them from similar events in the future. Furthermore, any security breaches such as misappropriation, misuse, leakage, falsification, accidental release or loss of information contained in the Corporation’s information technology systems including personnel and other data that could damage its reputation and require the Corporation to expend significant capital and other resources to remedy any such security breach. Insurance held by the Corporation may mitigate losses however in any such events or security breaches may not be sufficient to cover any consequent losses or otherwise adequately compensate the Corporation for any disruptions to its business that may result and the occurrence of any such events or security breaches could have a material adverse effect on the business of the Corporation. There can be no assurance that these events and/or security breaches will not occur in the future or not have an adverse effect of the business of the Corporation.

Counterparty and liquidity risk.

Credit risk relates to cash and cash equivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. The Corporation is subject to counterparty risk and may be affected, in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Corporation proactively manages its exposure to individual counterparties. The Corporation only transacts with highly rated counterparties. A limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating, and the Corporation monitors the financial condition of each counterparty.

Liquidity risk is the risk that the Corporation may not have sufficient cash resources available to meet its payment obligations. To manage liquidity risk, the Corporation maintains cash positions and has financing in place that the Corporation expects will be sufficient to meet its operating and capital expenditure requirements. Potential sources for liquidity could include, but are not limited to: the Corporation’s current cash position, existing credit facilities, future operating cash flow, and potential private and public financing. Additionally, the Corporation reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

Perpetua Resources may be negatively affected by an outbreak of infectious disease or pandemic.

An outbreak of infectious disease, pandemic or a similar public health threat, such as the COVID-19 outbreak in 2020, and the response thereto, could adversely impact the Corporation, both operationally and financially. The global response to the COVID-19 outbreak has resulted in, among other things, border closures, severe travel restrictions and extreme fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments around the world in jurisdictions where the Corporation operates. Labour shortages due to illness, Corporation or government-imposed isolation programs, restrictions on the movement of personnel or possible supply chain or other disruptions could result in a reduction or interruption of the Corporation’s operations and activities. An outbreak of infectious disease, pandemic or a similar public health threat may affect the Corporation’s ability to purchase products and/or services at reasonable costs in the operation of its business and to stay on schedule due to the reliance on external parties in the permitting process. As well, as efforts are undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects may be impacted. To date, a number of mining projects have been suspended as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions. If the operation or development of one or more of the properties of Perpetua Resources, or in which Perpetua Resources holds a royalty, stream or other interest, is suspended or the development is delayed for precautionary purposes or as governments declare states of emergency or other actions are taken in an effort to combat the spread of COVID-19, it may have a material adverse impact on the Corporation’s profitability, results of operations, financial condition and the trading price of the Corporation’s securities.

Page | 33

The adverse effects described above could be rapid and unexpected. These disruptions may severely impact the Corporation’s ability to carry out its business plans for 2021 and beyond. While the Corporation’s operations and activities have not been materially impacted to date (although Perpetua Resources has adjusted some of its internal procedures), there can be no assurance that Perpetua Resources will remain unaffected by the current COVID-19 crisis or potential future health crises. The actual and threatened spread of COVID-19 globally could adversely affect global economies and financial markets resulting in a prolonged economic downturn and a decline in the value of the Corporation’s stock price.

In response to the COVID-19 pandemic, Perpetua Resources has implemented precautionary measures and management practices at its corporate offices, including introducing a “work from home” policy at its offices in Canada and Idaho, limiting visits to essential personnel, reducing travel for its personnel, transitioning to virtual meetings where feasible and ensuring proper protocols around sanitation and social distancing.

The Corporation’s management will continue to monitor the situation regarding COVID-19 and may take actions under best management practices that alter the Corporation’s business operations as may be required by federal, provincial or local authorities (including Health Canada and the US Center for Disease Control), or that management determines are in the best interests of the Corporation’s employees, suppliers, shareholders and other stakeholders. Such alterations or modifications could cause substantial interruption to the Corporation’s business, any of which could have a material adverse effect on, among other things, the Corporation’s operations or financial results. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Corporation’s business, affairs, operations, financial condition (including the Corporation’s ability to raise funds), liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of and the actions required to contain the COVID-19 pandemic or remedy its impact, among others. While vaccination programs have begun to be implemented throughout Canada and the United States, industries, including mining, continue to be affected by COVID-19 in varying degrees. It continues to be difficult to predict the duration and extent of the impact of COVID-19 on the Corporation’s business and operations, both in the short and long-term.

In December 2020, several Canadian provinces declared a second provincial emergency requiring various restrictions, such as stay at home orders, mandatory closures of certain types of businesses and reduced limits on social gatherings. While these restrictions have not yet had a significant impact on the Corporation’s operations, the Corporation cannot predict the extent to which these restrictions (and any other future restrictions imposed by governmental authorities in Canada or the United States) may affect the Corporation on a going-forward basis.

Page | 34

DIVIDENDS AND DISTRIBUTIONS

The Corporation has not paid any dividends or distributions on its common shares since its incorporation. Any decision to pay dividends on common shares in the future will be made by the board of directors of the Corporation (the “Board”) on the basis of the earnings, financial requirements and other conditions existing at such time.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The authorized capital of the Corporation consists of an unlimited number of common shares without par value, an unlimited number of first preferred shares without par value, and an unlimited number of second preferred shares without par value.

Common Shares

There are 47,561,444 common shares issued and outstanding as of the date of this AIF. There are no special rights or restrictions of any nature attached to any of the common shares, which all rank equally as to all benefits which might accrue to the holders of common shares. All registered shareholders are entitled to receive a notice of any general meeting of the shareholders to be convened by the Corporation. At any general meeting, subject to the restrictions on joint registered owners of common shares, on a show of hands every shareholder who is present in person and entitled to vote has one vote and on a poll, every shareholder has one vote for each common share of which he, she or it is the registered owner and may exercise such vote either in person or by proxy.

Preferred Shares

No first preferred shares or second preferred shares are issued and outstanding as of the date of this AIF.

The first preferred shares have certain privileges, restrictions and conditions. The first preferred shares may be issued in one or more series and the Board may from time to time fix the number and designation and create special rights and restrictions. First preferred shares would rank on a parity with first preferred shares of any other series (if any) and be entitled to priority over the second preferred shares, common shares, and the shares of any other class ranking junior to the first preferred shares with respect to the payment of dividends and the distribution of assets on a liquidation, dissolution or winding up of the Corporation. Holders of first preferred shares shall be entitled to receive notice of and to attend all annual and special meetings of shareholders of the Corporation, except for meetings at which any holders or a specified class or series are entitled to vote, and to one vote in respect of each first preferred share held at all such meetings.

The second preferred shares have certain privileges, restrictions and conditions. Second preferred shares may be issued in one or more series and the directors may from time to time fix the number and designation and create special rights and restrictions. Second preferred shares would rank on a parity with second preferred shares of any other series (if any) and be entitled to priority over the common shares and the shares of any other class ranking junior to the second preferred shares with respect to the payment of dividends and the distribution of assets on a liquidation, dissolution or winding up of the Corporation. Holders of second preferred shares shall be given notice of and be invited to attend meetings of the voting shareholders of the Corporation but shall not be entitled as such to vote at any general meeting of shareholders of the Corporation.

Page | 35

MARKET FOR SECURITIES

Trading Price and Volume

The following table sets out information relating to the monthly trading of the common shares of the Corporation on the TSX (under symbol “MAX”) for the months indicated (presented on a pre-Consolidation basis):

Period	High	Low	Volume
2020
January	0.73	0.56	4,369,222
February	0.61	0.50	3,928,580
March	0.56	0.235	5,476,932
April	0.67	0.41	6,660,603
May	0.68	0.52	5,753,218
June	0.72	0.52	5,217,474
July	1.79	0.69	25,272,445
August	2.04	1.45	29,004,835
September	1.79	1.32	12,108,334
October	1.53	1.07	6,871,434
November	1.47	1.11	6,160,966
December	1.43	1.10	7,869,361

Source: Stockwatch

Prior Sales

The table below states the price, number and date at which securities of the Corporation, that are not listed or quoted on a marketplace, have been issued during the most recently completed financial year by the Corporation (all on a post-Consolidation basis).:

Date of Issuance	Number of Common Shares(1)	Issuance or Exercise Price per Common Share(1)		Reason for Issue
January 1, 2020	338,000		$6.20	Grant of Stock Options
March 20, 2020	45,000		$3.50	Grant of Stock Options
April 3, 2020	50,000		$4.40	Grant of Stock Options
May 22, 2020	9,500		$6.30	Grant of Stock Options
August 26, 2020	9,473,716	Cdn$	3.541	Note Conversion(3)
August 26, 2020	10,225,564	Cdn$	4.655	Note Conversion(3)

(1)	Presented on a post-Consolidation basis.

(2)	The Company's stock option plan includes stock appreciation rights ("SARs") which permit optionees to terminate vested stock options and receive Common Shares in lieu of the benefit which would have been received had the stock options been exercised.

(3)	Issued to Paulson in respect of the exercise in full of the conversion feature of the convertible notes held by Paulson in the aggregate principal amount of Cdn$82,102,500;

Page | 36

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The name, province or state and country of residence and position with the Corporation of each director and executive officer of the Corporation, the principal business or occupation in which each director and executive officer of the Corporation has been engaged during the immediately preceding five years, the period during which each director has served as director and the number and percentage of the voting securities beneficially owned, or controlled or directed, directly or indirectly, by each director and executive officer as at the date of this AIF is set out in the table below. Each director’s term of office will expire at the next annual general meeting of the Corporation unless earlier due to resignation, removal or death of the director. The term of office of the officers expires at the discretion of the Corporation’s directors.

Name, Province/State and Country of Residence	Position with the Corporation	Principal Occupation During the Past Five Years	Period as Director and/or Officer	Number and Percentage of Common Shares Held(1)
Laurel Sayer Idaho, USA(4)	President, CEO and Director	Ms. Sayer has served as President and CEO of PRII since 2016. Prior to her appointment to the Corporation’s board of directors, Ms. Sayer worked as the executive director of the Idaho Coalition of Land Trusts (ICLT), which is dedicated to supporting and advancing private land conservation in Idaho. Ms. Sayer also spent more than two decades working on policy matters with Idaho Congressman Mike Simpson and Idaho United States Senator Mike Crapo, with an emphasis on natural resource issues.	Director and Officer since December 4, 2020	9,750 0.020%
Marcelo Kim New York, USA(3) (4)	Chairman and Director	Partner at Paulson & Co. Inc. since 2011; from 2009-2011, generalist analyst covering event arbitrage investment opportunities across broad sectors and capital structures. Chairman of International Tower Hill since December 2016.	Director since March 17, 2016 Chairman since March 17, 2020	Nil

Page | 37

Name, Province/State and Country of Residence	Position with the Corporation	Principal Occupation During the Past Five Years	Period as Director and/or Officer	Number and Percentage of Common Shares Held(1)
Christopher Papagianis(5)	Director	Partner at Paulson & Co., where he works on a number of the firm's largest investments. Prior to joining Paulson, Mr. Papagianis was director of private equity at Peterson Management. Mr. Papagianis last served in government as Special Assistant for Domestic and Economic Policy to President George W. Bush. In this role, he guided the collaborative process within the White House to develop and implement policies, legislation, and regulations across numerous agencies. Mr. Papagianis is a graduate of Harvard College.	Director since May 14, 2020	Nil
Bob Dean Idaho, USA(2) (3)	Director	Mr. Dean has over two decades of experience in business, investment management, corporate finance, and capital markets, having spent over 20 years at Allen & Company LLC, a New York-based investment banking firm, where he was a Managing Director and equity partner. He is currently the Managing Member of Gemstone Capital and co-owner of Ada Sand & Gravel, a large independent producer of construction aggregates in Southwest Idaho. Mr. Dean serves as an Advisory Board Member of Natural Intelligence Systems, Inc. and Greybull Stewardship LP, and is a Board Member of several non-profits including Trailhead Boise, MoFi, and Ramapo for Children.	Director since December 4, 2020	5,000 0.011%

Page | 38

Name, Province/State and Country of Residence	Position with the Corporation	Principal Occupation During the Past Five Years	Period as Director and/or Officer	Number and Percentage of Common Shares Held(1)
David Deisley Utah, USA(3) (4)	Director	Mr. Deisley most recently led the successful permitting effort for the Donlin Gold Project in Alaska for NovaGold Resources and brings extensive recent permitting experience in the U.S. as well as a wealth of experience in corporate affairs, native/tribal stakeholder engagement, legal governance, litigation, and mergers and acquisitions. Prior to his tenure with NovaGold, Mr. Deisley was the Executive Vice President, Corporate Affairs and General Counsel for Goldcorp and previously worked at Barrick Gold.	Director since December 4, 2020	500 0.001%
Jeffrey Malmen Idaho, USA (2) (3) (5)	Director	Mr. Malmen is currently the Senior Vice President of Public Affairs for IDACORP and Idaho Power, where he has worked since 2007. In his role, he oversees government and regulatory affairs, corporate communications, and corporate services, including supply chain, real estate and facilities. Prior to that, Mr. Malmen enjoyed a 21-year career in state and federal politics, most recently as Chief of Staff for Idaho Governor C.L. "Butch" Otter and Idaho Governor Phil Batt prior to that. He also served as Administrator of the Division of Financial Management for Idaho Governor Dirk Kempthorne. He is the Vice Chairman of the Idaho Association of Commerce and Industry and Board Member of the Idaho Mining Association.	Director since December 4, 2020	Nil

Page | 39

Name, Province/State and Country of Residence	Position with the Corporation	Principal Occupation During the Past Five Years	Period as Director and/or Officer	Number and Percentage of Common Shares Held(1)
Christopher Robison Colorado, USA(4) (5)	Lead Director	Mr. Robinson was most recently Chief Operating Officer for Newmont Mining, the world's largest gold miner, brings extensive expertise in mining, metallurgy, project development, mine safety, stakeholder engagement, environmental issues, corporate social responsibility, supply chain, mergers and acquisitions, capital investments, business improvement and regulatory issues. Prior to his role at Newmont, Mr. Robison had a distinguished career at Rio Tinto Minerals and Kennecott Utah Copper.	Director since December 4, 2020	10,000 0.021%
Alex Sternhell Maryland, USA(2) (5)	Director	Mr. Sternhell is one of the top Washington strategists and lobbyists helping to shape U.S. public policy as Principal of the Sternhell Group. Mr. Sternhell has more than two decades of experience working on Capitol Hill. He served as the Democratic Deputy Staff Director of and Senior Policy Advisor to the U.S. Senate Committee on Banking, Housing and Urban Affairs as well as the Staff Director for the Senate Banking Subcommittee on Securities and Investment. He played a key role in drafting and negotiating nearly every major piece of financial services legislation in recent history.	Director since December 4, 2020	Nil

(1)	Percentage based on 47,561,444 common shares of the Corporation issued and outstanding as at the date of this AIF.
(2)	Member of the Audit Committee, of which Mr. Dean is the Chair.
(3)	Member of the Corporate Governance and Nominating Committee, of which Mr. Kim is the Chair.
(4)	Member of the Environmental, Health and Safety Committee, of which Mr. Robison is the Chair.
(5)	Member of the Compensation Committee, of which Mr. Papagianis is the Chair.

As of the date of this AIF, directors and executive officers of the Corporation, as a group, will beneficially own, or exercise control or direction, directly or indirectly, over an aggregate of 25,250 common shares representing 0.053% of the outstanding common shares of the Corporation. Paulson, an insider of the Corporation, currently owns 20,935,732 common shares, representing 44.018% of the outstanding common shares of the Corporation. Christopher Papagianis and Marcelo Kim are Paulson’s nominees to the Board.

Page | 40

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, none of the Corporation’s directors or executive officers is, as at the date of this AIF, or has been, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any corporation (including the Corporation) that:

(a)	was subject to an Order (as defined below) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

“Order” means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant corporation access to any exemption under securities legislation and, in each case, that was in effect for a period of more than 30 consecutive days.

None of the Corporation’s directors or executive officers or, to the Corporation’s knowledge, any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a)	is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any corporation (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder; or

(c)	has been subject to:

(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Page | 41

Conflicts of Interest

The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interests which they may have in any project or opportunity of the Corporation. If a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Corporation will participate in any project or opportunity, that director will primarily consider the degree of risk to which the Corporation may be exposed and its financial position at that time.

To the best of the Corporation’s knowledge, there are no known existing or potential conflicts of interest among the Corporation, its directors or officers as a result of their outside business interests, except that certain of the directors and officers serve as directors and/or officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise. Of the Corporation’s eight directors, two are the nominee directors of Paulson & Co. Inc. and one is the nominee director of Barrick Gold Corporation (the “Nominee Directors”). Although the Nominee Directors may have been placed on the Corporation’s board of directors by their respective companies, the Nominee Directors must, in exercising their fiduciary duties, act in the best interests of the Corporation and not in the best interests of their nominator.

The directors and officers of the Corporation are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Corporation will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. In accordance with the Business Corporations Act (British Columbia), such directors or officers will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

CERTAIN CORPORATE GOVERNANCE CONSIDERATIONS

The following disclosure is provided to augment the corporate governance disclosure pursuant to National Instrument NI 58-101 Disclosure of Corporate Governance Practices in the Corporation’s most recently filed management information circular

Director Term Limits and Other Mechanisms of Board Renewal

The Corporation has not adopted term limits for its directors. The Corporation believes that term limits are an arbitrary mechanism for removing directors and can result in highly qualified and experienced directors forced out solely based on the length of their service. The Corporation’s Corporate Governance and Nominating Committee, however, reviews on at least an annual basis the size, composition, mandate and performance of the Board and the various committees of the Board, and makes recommendations for appointment, removal of directors, or other adjustments as appropriate. In addition, the composition of the Corporation’s board has changed considerably since inception, with only three directors having been with the Corporation since inception, thereby providing effective renewal of the board.

To ensure adequate renewal of the Board, the Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and the committees of the Board to determine whether changes in size, personnel or responsibilities are warranted or advisable. To assist in its review, the Board will conduct informal surveys of its directors, receive an annual report from the Corporate Governance and Nominating Committee on its assessment of the functioning of the Board, and reports from each committee respecting each committee’s own effectiveness.

As part of its annual review, the Board assesses the skills of its Board members in a variety of areas critical to the effective oversight of the Corporation. These assessments with regard to skills ensure that the Board possesses the requisite expertise, experience, and operational and business insight for the effective stewardship of the Corporation, and a summary of the results are disclosed in the Corporation’s most recently filed management information circular. As part of its assessment, the Board also considers, among other diversity factors, whether there are women on the Board and the committees.

Page | 42

The results of such assessments and surveys are reported to the Board and the Chairman, together with any recommendations from the Corporate Governance and Nominating Committee for improving the composition of the Board.

The Corporate Governance and Nominating Committee has considered whether to propose that the Board adopt term limits for directors and has determined not to do so after consideration of a number of factors, including the significant advantages associated with the continued involvement of long-serving directors who have gained a deep understanding of the Corporation’s projects, operations and objectives during their tenure; the experience, corporate memory and perspective of such directors; the annual review processes performed by the Board and its committees; the professional experience, areas of expertise and personal character of members of the Board; the actual changes in board composition over the years, and the current needs and objectives of the Corporation.

Environmental, Social and Governance Policies

From its beginning, Perpetua Resources has made the environment, social responsibility and good governance (“ESG”) a priority and the foundation of everything it does and, in 2019, the Corporation adopted a formal ESG Policy which sets out the guiding principals that it and its subsidiaries follow with regards to environmental protection, social considerations and good governance. Through the approval of the ESG Policy and other corporate initiatives, the Corporation is demonstrating these commitments through its actions and reports on them regularly. Additional information regarding Perpetua Resources’ ESG initiatives can be found here https://investors.perpetuaresources.com/esg/

The Corporation maintains a written Code of Conduct & Ethics Policy (Code), which sets out standards of behaviour required by all employees in conducting the business and affairs of Perpetua Resources and its subsidiaries. Compliance with the Code is mandatory for all employees, officers and directors, and the full text may be viewed on the Corporation’s web site. Included within the Code is a requirement that all employees comply with all laws and governmental regulations applicable to the Corporation’s activities, including but not limited to, maintaining a safe and healthy work environment, promoting a workplace that is free from discrimination or harassment and conducting all activities in full compliance with all applicable environmental and securities laws.

Policies Regarding the Representation of Women on the Board

The Corporation adopted a Diversity & Inclusion Policy which sets forth the Corporation’s commitment and approach to achieving and maintaining diversity on its Board and in Executive Officer or Senior Management positions. In this Policy, diversity refers to all the characteristics that make individuals different from each other. It includes, but is not limited to, characteristics such as gender, geographical representation, education, skills and experience, ethnicity, age and personal circumstances.

The Corporate Governance and Nominating Committee has had considerable discussion regarding gender diversity and the benefits thereof and the Corporation is committed to gender diversity on the Board and the boards of directors of its subsidiaries, as well as at the senior levels of management. The Board ensures, in the process of ongoing Board renewal and the continuing search for a diverse mix of talent and competency, that, where possible, new appointments will advance the Corporation’s commitment to diversity in a timely fashion.

Page | 43

Consideration of the Representation of Women in the Director and Executive Officer Identification and Selection Process

Board and Executive Officer Appointments

In accordance with the Diversity Policy, the Board, with the assistance of the Corporate Governance and Nominating Committee or any other person who identifies or nominates Board members or Executive Officers for appointment, will, in the process of identifying and considering candidates for appointment/election to the Board or to Executive Officer positions:

•	ensure the Board is comprised of Directors who possess knowledge, skills, competencies, diverse viewpoints and relevant expertise to enable them to make active, informed and positive contributions to the management of the Corporation and the conduct of its business;

•	review the Board skills & competencies assessments, developed and maintained to identify the skills and competencies required for the Board and to monitor how those requirements are currently satisfied, along with potential areas for growth and improvement;

•	review the current list of potential candidates, developed and maintained to the extent feasible to address the diversity objectives of this Policy;

•	consider candidates who are highly qualified based on their experience, professional expertise, personal skills, qualities and values;

•	consider diversity criteria defined in this Policy and specifically the level of representation of women on the Board, in Executive Officer and Senior Management positions, in order to promote gender diversity;

•	take into account that qualified candidates for Directors may be found in a broad range of organizations, including privately held businesses, profit and not-for profit associations, academic institutions and other entities in addition to the traditional candidate pool of corporate directors; and

•	engage, where appropriate, qualified independent executive search firms to conduct searches for candidates, to help achieve the Corporation’s diversity objectives in relation to the Board and Executive Officer positions.

Senior Management Appointments

In accordance with the Diversity Policy, the Chief Executive Officer of Perpetua Resources, with the assistance of the Chief Executive Officer of PRII, will, when identifying and considering the selection of candidates for appointment/promotion to Senior Management positions:

•	consider candidates who are highly qualified based on their experience, professional expertise, personal skills, qualities and values;

•	consider diversity criteria defined in this Policy and specifically the level of representation of women in Senior Management positions, in order to promote gender diversity;

•	take into account that qualified candidates may be found in a broad range of organizations, including privately held businesses, profit and not-for profit associations, academic institutions and other entities in addition to the traditional candidate pool of corporate senior managers; and

•	engage, where appropriate, qualified independent executive search firms to conduct searches for candidates, to help achieve the Corporation’s diversity objectives in relation to Senior Management positions.

Page | 44

Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Corporation has not, at this time, established fixed targets in relation to any specific diversity characteristics, however, it aspires towards meaningful progress being achieved in future with respect to the number of women on the Board and in Executive Officer or Senior Management positions.

The Corporation believes that adopting such targets may unduly restrict its ability to nominate, select, hire or promote the best candidate for the position in question, however, the Corporation remains committed to an inclusive and diverse Board and workplace. The Corporation intends to continue to include gender and other diversity measures as among the factors that are considered when nominating directors and hiring executive officers.

Number of Women on the Board and in Executive Officer Positions

Of the Corporation's current Board of eight directors, there is one female director (12.5%). Of the seven directors on the PRII Board, four are female (57.1%).

The Corporation currently has one female as named executive officers, Laurel Sayer, who was appointed as President and CEO in December 2020. She was appointed President and CEO of the Corporation's wholly-owned operating subsidiary, PRII, in September 2016. In addition, the Corporation's VP, Investor Relations and Finance (Jessica Largent), the Corporate Secretary of the Corporation and PRII (Tanya Nelson) and PRII's VP External Affairs (Mckinsey Lyon), are women.

AUDIT COMMITTEE INFORMATION

The following is the text of the Corporation’s Audit Committee Mandate:

Audit Committee Mandate

A.	PURPOSE

The overall purpose of the Audit Committee (the “Committee”) of Perpetua Resources Corp. (the “Corporation”) is assist the board of directors (the “Board”) of the Corporation in fulfilling its oversight responsibilities for:

1.	the Corporation’s accounting and financial reporting processes and the integrity, quality and transparency of the Corporation’s financial statements;

2.	the performance of the Corporation’s internal accounting controls, disclosure controls and procedures and internal control over financial reporting;

3.	the Corporation’s compliance with legal and regulatory requirements which relate to financial reporting;

4.	the appointment (subject to shareholder ratification) of the Corporation’s external auditor and approval of its compensation as well as responsibility for its independence, qualifications and performance of all audit and audit related work; and

5.	such other duties as assigned to it from time to time by the Board.

Page | 45

The function of the Committee is oversight. The members of the Committee are not full-time employees of the Corporation. The Corporation’s management is responsible for the preparation of the Corporation’s financial statements in accordance with applicable accounting standards and applicable laws and regulations. The Corporation’s external auditor is responsible for the audit and quarterly review, when applicable, of the Corporation’s financial statements in accordance with applicable auditing standards and laws and regulations.

In carrying out its oversight role, the Committee and the Board recognize that the Corporation’s management is responsible for:

1.	implementing and maintaining effective internal accounting controls, disclosure controls and procedures and internal control over financial reporting;

2.	the preparation, presentation and integrity, including the accuracy and completeness, of the Corporation’s financial statements; and,

3.	the appropriateness of the accounting principles and reporting policies that are used by the Corporation.

B.	COMPOSITION, PROCEDURES AND ORGANIZATION

1.	The Committee shall consist of at least three members of the Board. The Board will appoint members to the Committee and the Committee will elect a Committee Chair from among the Committee’s membership.

2.	The Board will ensure that the Chair of the Committee and its members are independent and financially literate, as defined in National Instrument 52-110 (“NI 52-110”) the NASDAQ listing standards and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. At least one member shall be an “audit committee financial expert,” as defined by Securities and Exchange Commission (“SEC”) rules and meet any NASDAQ requirement for finance, accounting or comparable experience or background. Members shall not serve on more than three public company audit committees simultaneously unless the Board determines that such simultaneous service would not impair the member’s ability to serve effectively on the Committee.

3.	The Committee will meet at least four times a year. The Chair of the Committee has the authority to convene additional meetings, as circumstances warrant. The Committee will invite members of management, the auditor or others to attend meetings and provide pertinent information, as necessary. The Committee will hold private meetings with each of the external auditor, and senior management. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials.

4.	No business shall be transacted by the Committee, except at a meeting where a majority of the members are present, either in person or by teleconference or video conference.

5.	The Committee may:

a)	engage outside legal, audit or other counsel and/or advisors at the Corporation’s expense, without the prior approval of the directors of the Corporation;

Page | 46

b)	set and pay the compensation of any advisors employed by the Committee;

c)	review any legal counsel reports of evidence of a material violation of securities laws or breaches of fiduciary duty;

d)	investigate any matter brought to its attention with full access to all books and records of the Corporation and seek any information it requires from employees – all of whom are directed to cooperate with the Committee’s request – or external parties; and

e)	meet and/or communicate directly with the Corporation’s officers, the external auditor or outside counsel, as necessary.

6.	The Committee’s business will be recorded in minutes of the Committee meetings, which shall be submitted to the Board. The Committee Secretary will normally be the Corporate Secretary, unless otherwise determined by the Committee.

C.	ROLES AND RESPONSIBILITIES

The Committee will carry out the following duties and responsibilities:

1.	Financial Statements and Related Disclosure Documents

The duties and responsibilities of the Committee as they relate to the financial statements and related disclosure documents are to:

a)	review and discuss with management and the external auditor, when the external auditor is engaged to perform an interim review, the interim and annual consolidated financial statements and the related disclosures contained in Management’s Discussion and Analysis and recommend these documents to the Board for approval, prior to the public disclosure of this information by the Corporation. Such discussion shall include:

I.	the external auditor’s judgment about the quality, not just the acceptability, of accounting principles applied by the Corporation;

II.	the reasonableness of any significant judgments made;

III.	any significant accounting and reporting issues, including complex or unusual transactions;

IV.	any recent professional and regulatory pronouncements and their impact or potential impact on the financial statements;

V.	the clarity and completeness of the financial statement disclosure;

VI.	any accounting adjustments that were noted or proposed by the external auditor but were not made (whether immaterial or otherwise); and

VII.	any communication between the audit team and their national office relating to accounting or auditing issues encountered during their work.

Page | 47

b)	review and recommend approval to the Board of the following financial sections of:

I.	the annual Report to shareholders;

II.	the Annual Report on Form 10-K;

III.	each Quarterly Report on Form 10-Q;

IV.	prospectuses;

V.	the annual and interim press release disclosing financial results, when applicable; and,

VI.	other financial reports requiring approval by the Board.

2.	Internal Controls

The duties and responsibilities of the Committee as they relate to internal and disclosure controls as well as financial risks of the Corporation are to:

a)	periodically review and assess with management and the external auditor the adequacy and effectiveness of the Corporation’s systems of internal control over financial reporting and disclosure, including policies, procedures and systems to assess, monitor and manage the Corporation’s assets, liabilities and expenses. In addition, the Committee will review and discuss the appropriateness and timeliness of the disposition of any recommendations for improvements in internal control over financial reporting and disclosure procedures;

b)	discuss with management its process for performing its required quarterly certifications under Section 302 of the Sarbanes-Oxley Act, including the evaluation of the effectiveness of disclosure controls by the chief executive officer and chief financial officer;

c)	obtain and review reports of the external auditor on significant findings and recommendations on the Corporation’s internal controls, together with management’s responses, including remediation plans to address any internal control deficiencies; and,

d)	periodically discuss with management, the Corporation’s policies regarding financial risk assessment and financial risk management, including an annual review of insurance coverage. While it is the responsibility of management to assess and manage the Corporation’s exposure to financial risk, the Committee will discuss and review guidelines and policies that govern the process. The discussion may include the Corporation’s financial risk exposures and the steps management has taken to monitor and control such exposures, including hedging, foreign exchange, internal controls, and cash and short-term investments.

Page | 48

3.	External Auditor

The duties and responsibilities of the Committee as they relate to the external auditor of the Corporation shall be to:

a)	receive reports directly from and oversee the external auditor;

b)	discuss with representatives of the external auditor the plans for their quarterly reviews, when applicable, and annual audit, including the proposed scope of the audit, adequacy of staff and their proposed fees and expenses. The Committee will have separate discussions with the external auditor, without management present, on:

(i)	the results of their annual audit and applicable quarterly reviews, and, before the filing of the Corporation’s Annual Report on Form 10-K (or the annual report to shareholders if distributed prior to the filing of Form 10-K), all critical accounting policies and practices of the Corporation, all alternative treatments within generally accepted accounting principles for policies and practices relating to material terms that have been discussed with management, including ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditor, and other material written communications between the independent auditors and management;

(ii)	the matters required to be discussed by PCAOB Auditing Standard 1301;

(iii)	any difficulties encountered in the course of their work, including restrictions on the scope of activities or access to information;

(iv)	the characterization of any deficiencies in internal control over financial reporting;

(v)	management’s response to audit issues and, when applicable, quarterly review issues; and,

(vi)	any disagreements with management.

c)	pre-approve all audit and allowable non-audit fees and services to be provided by the external auditor in accordance with securities laws and regulations. The Committee will pre-approve all audit and non-audit services to be provided by the external auditor in advance of work being started on such services. The Committee Chair may approve proposed audit and non-audit services between Committee meetings and will bring any such approvals to the attention of the Committee at its next meeting;

d)	recommend to the Board that it recommend to the shareholders of the Corporation the appointment and termination of the external auditor;

e)	receive reports in respect of quarterly reviews, when applicable, and audit work of the external auditor and, where applicable, oversee the resolution of any disagreements between management and the external auditor;

f)	ensure that at all times there are direct communication channels between the Committee and the external auditor of the Corporation to discuss and review specific issues, as appropriate;

Page | 49

g)	meet separately, on a regular basis, with management and the external auditor to discuss any issues or concerns warranting Committee attention. As part of this process, the Committee shall provide sufficient opportunity for the external auditor to meet privately with the Committee;

h)	at least annually, assess the external auditor’s independence and receive a letter each year from the external auditor confirming its continued independence, in accordance with the applicable requirements of the Public Company Accounting Oversight Board;

i)	allow the external auditor of the Corporation to attend and be heard at any meeting of the Committee;

j)	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the external auditor to ensure compliance with NI 52-110 and SEC regulations and NASDAQ listing standards;

k)	review and report quarterly to the Board on the Corporation’s compliance with the Anti-Bribery/Anti-Corruption Policy; and

l)	at least annually, evaluate the external auditor’s qualifications, performance and independence, which with respect to the external auditor’s independence, shall be evidenced by information set forth in a formal written statement obtained from the external auditor regarding relationships between the external auditor and the Corporation and relationships or services that may impact the external auditor’s objectivity and independence, and report the results of such review to the Board; and

4.	Whistleblower

The duties and responsibilities of the Committee as they relate to the Whistleblower Policy of the Corporation shall be to establish and review procedures established with respect to employees and third parties for:

i)	the receipt, retention and treatment of complaints received by the Corporation, confidentially and anonymously, regarding accounting, financial reporting and internal accounting and disclosure controls and procedures, or auditing matters; and

ii)	dealing with the reporting, handling and taking of remedial action with respect to alleged violations of accounting, financial reporting and internal accounting and disclosure controls and procedures, or auditing matters, as well as certain other alleged illegal or unethical behavior, in accordance with the Corporation’s related policy and procedures.

Page | 50

5.	Compliance

The duties and responsibilities of the Committee as they relate to the Corporation’s Compliance are to:

a)	review disclosures made by the Corporation’s Chief Executive Officer and Chief Financial Officer regarding compliance with their certification obligations as required by the regulators;

b)	review the Corporation’s Chief Executive Officer and Chief Financial Officer’s quarterly and annual assessments of the design and operating effectiveness of the Corporation’s disclosure controls and procedures and internal control over financial reporting, respectively;

c)	review the findings of any examination by regulatory agencies, and any auditor observations; and

d)	receive reports, if any, from management and corporate legal counsel of evidence of material violation of securities laws or breaches of fiduciary duty.

6.	Reporting Responsibilities

It is the duty and responsibility of the Committee to:

a)	regularly report to the Board on Committee activities, issues and related recommendations;

b)	prepare the Committee report required by SEC proxy rules to be included in the Corporation’s annual proxy statement; and,

c)	report annually to the shareholders, describing the Committee’s composition, responsibilities and how they are discharged, and any other information required by legislation.

7.	Other Responsibilities

Other responsibilities of the Committee are to:

a)	perform any other related activities as requested by the Board;

b)	review and assess the adequacy of the Committee charter annually, requesting Board approval for proposed changes;

c)	confirm annually that all responsibilities outlined this charter have been carried out; and

d)	institute and oversee special investigations, as needed.

Page | 51

Composition of the Audit Committee

The following individuals are the members of the Audit Committee:

Bob Dean	Chair, Independent(1)	Financially literate(1)
Jeffrey Malmen	Independent(1)	Financially literate(1)
Alex Sternhell	Independent(1)	Financially literate(1)

(1)       As defined by NI 52-110, the NASDAQ listing standards and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

The “audit committee financial expert” as defined by SEC Rules is Bob Dean.

Audit Committee Member Education and Experience

For information regarding the education and experience of the members of the Audit Committee members, please see the information under the heading “Directors and Officers”.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

All non-audit services must be pre-approved by the Committee, or if a request is made between Committee meetings, the Committee Chair may pre-approve a request for non-audit services, but the Chair must advise other Committee members of such pre-approval no later than the next regularly scheduled Committee meeting. In no event can the external auditor undertake non-audit services prohibited by legislation or professional standards.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation’s external auditor, Deloitte LLP, Chartered Professional Accountants, in the year ended December 31, 2020 and December 31, 2019 for audit service fees were as follows:

12 Months Ended	Audit Fees(1)	Audit Related Fees (2)	Tax Fees	All Other Fees
December 31, 2020	$153,000	$48,075	Nil	Nil
December 31, 2019	$105,000	$55,000	Nil	Nil
(1)	Audit Fees relate to the audit of the Corporation’s annual Financial Statements and the review of the Corporation’s quarterly interim Financial Statements.
(2)	Audit Related Fees relate to services performed by the auditor in their review of documents that include or refer to their independent auditor’s report.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The directors, executive officers and principal shareholders of the Corporation or any associate or affiliate of the foregoing have had no material interest, direct or indirect, in any transactions in which the Corporation has participated within the three most recently completed financial periods prior to the date of this AIF or in the current financial year, and do not have any material interest in any proposed transaction, which has materially affected or is reasonably expected to materially affect the Corporation, except as set out elsewhere in this AIF and immediately below.

Certain directors and/or officers of the Corporation have subscribed for common shares of the Corporation pursuant to the public and private placement financings of the Corporation. In addition, certain directors and/or officers of the Corporation have been granted stock options under the Corporation’s Stock Option Plan.

Page | 52

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the common shares of the Corporation is Computershare Investor Services Inc. at its principal office located at 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by the Corporation that are still in effect:

1.	Royalty agreement with Franco-Nevada Idaho Corporation dated as of May 9, 2013;

2.	Trust Indenture among Idaho Gold Resources Company, LLC (“Idaho Gold”), the Corporation, and Computershare Trust Company of Canada dated March 17, 2016;

3.	Amended and Restated Investor Rights Agreement among the Corporation, PRII and Paulson dated March 17, 2020;

4.	Guarantee Indenture among the Corporation, Idaho Gold and Computershare Trust Company of Canada dated March 17, 2016;

5.	Supplemental Trust Indenture #1 among Idaho Gold, the Corporation, and Computershare Trust Company of Canada dated April 4, 2016;

6.	Investor Rights Agreement between the Corporation and Barrick dated May 16, 2018, as amended;

7.	Guarantee Indenture among the Corporation, Idaho Gold and Computershare Trust Company of Canada dated March 17, 2020; and

8.	Transition Agreement between the Corporation and Paulson dated December 3, 2020.

Copies of all material contracts or summaries thereof in Material Change Reports are available on SEDAR at www.sedar.com under the Corporation’s profile.

INTERESTS OF EXPERTS

Names of Experts

The following persons or companies whose profession or business gives authority to a statement made by the person or company are named in the AIF as having prepared or certified a part of that document or a report of valuation described in the AIF:

1.	Richard K. Zimmerman, R.G. SME-RM, Art Ibrado, P.E., Grenvil M. Dunn, C. Eng., Garth D. Kirkham, P. Geo, Christopher J. Martin, C. Eng, Peter E. Kowalewski, P.E., Chris J. Roos, P.E., and Scott Rosenthal, P.E., all of whom are Qualified Persons, were the authors responsible for the preparation of the FS Technical Report;
2.	Christopher Dail, C.P.G. is responsible for certain information of a scientific or technical nature in this AIF relating to the Company’s Stibnite Gold Project; and

3.	The audited financial statements of the Corporation for the years ended December 31, 2020 and 2019 have been subject to audit by Deloitte LLP, Chartered Professional Accountants.

Page | 53

Interests of Experts

Based on information provided by the relevant persons in item 1 above, to the knowledge of the Corporation none of such persons has held, or received or will receive, any registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation or of one of the Corporation’s associates or affiliates (based on information provided to the Corporation by such experts) or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

Christopher Dail, C.P.G. is the Exploration Manager of the Corporation. Mr. Dail has been granted stock options of the Corporation in the course of his employment but these interests held by Mr. Dail in the Corporation has at all times represented less than 1% of the issued and outstanding common shares of the Corporation.

Deloitte LLP is the independent registered public accounting firm of the Company and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and the applicable rules and regulations of the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com, as well as at the Corporation’s web site at .www.perpetuaresources.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, and securities authorized for issuance under equity compensation plans, is contained in the Corporation’s information circular for its most recent annual general meeting of security holders that involved the election of directors.

Additional financial information is provided in the Corporation’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial year, being the year ended December 31, 2020.

Page | 54

SCHEDULE "A"
SUMMARY FROM STIBNITE GOLD FEASIBILITY STUDY

The following description of the Company's Stibnite Gold Project below is the summary contained in the Stibnite Gold Feasibility Study, which information is based on the assumptions, qualifications and procedures which are set out in the Stibnite Gold Feasibility Study and are not fully described herein. The following information does not purport to be a complete summary of the Stibnite Gold Feasibility Study. Reference should be made to the full text of the Stibnite Gold Feasibility Study which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under the Company's profile on SEDAR at www.sedar.com.

"1.           Summary

1.1	Introduction

Since inception, Midas Gold's vision for the Stibnite Mining District (the District) has been to use modern mining to redevelop an abandoned, brownfield mine site, provide long-term employment and business opportunities for a rural area in Idaho, funded by an economically viable project. The Project, as envisioned in this Feasibility Study (FS), would become one of the largest and highest-grade open pit gold mines in the United States and the country's only primary producer of antimony, a critical and strategic mineral. The FS builds upon Midas Gold's Plan of Restoration and Operations (PRO) (Midas Gold, 2016), identifying a suite of operational improvements and environmental refinements to achieve the Company's key objective for the financially viable restoration and brownfields development of the Stibnite mining district.

Restoration goals were established early on to address environmental impacts from over 100 years of historical mining activities and return the site to a fully functioning, self-sustaining ecosystem with improved water quality and habitat capable of supporting enhanced populations of fish, wildlife and flora. In addition to gold, the District also contains significant Mineral Reserves of antimony, a metal on the U.S. Department of Interior's final list of 35 critical minerals (Dept. of Interior, 2018) and referred to informally as a critical mineral herein.

This Technical Report (Report) provides a comprehensive overview of the Stibnite Gold Project (Project) and includes recommendations for future work programs required to advance the Project to a decision point. It provides information about the geology, mineralization, exploration potential, Mineral Resources, Mineral Reserves, mining method, process method, infrastructure, social and economic benefits, environmental protection, cleanup and repair of historical impacts, permitting, reclamation and closure concepts, capital and operating costs and an economic analysis for the Project. In summary, this Report defines an economically feasible, technically and environmentally sound Project that achieves redevelopment and restoration goals for the Stibnite Mining District.

For readers to fully understand the information in this Report, they should read this Report in its entirety, including all qualifications, assumptions and exclusions that relate to the information set out in this Report that qualifies the technical information contained in the Report. The Report intended to be read as a whole, and sections should not be read or relied upon out of context. The technical information in the Report is subject to the assumptions and qualifications contained in the Report. The economic and technical analyses included in this Report provide only a summary of the potential Project economics based on the assumptions set out herein. There is no guarantee that the Project economics described herein can be achieved.

Page | 55

1.2	Background

After a number of years of collecting technical and environmental baseline data on the District and understanding the legacy impacts from past mining activity, engaging with stakeholders, and developing an environmentally, socially and economically feasible path forward, Midas Gold completed a preliminary feasibility study (PFS) in 2014 (M3, 2014) and submitted its PRO for the Project to regulators in September 2016. The PRO formed the basis for Alternative 1 in the Draft Environmental Impact Statement (DEIS) (USFS, 2020). Continued evolution of the Project following environmental modeling and analysis resulted in a modified PRO (ModPRO) (Brown and Caldwell, 2019) filed with regulators in May 2019, which formed the basis of Alternative 2 in the DEIS. The plan laid out in the PRO and ModPRO was founded on Midas Gold's core values of safety, environment, community involvement, transparency, accountability, integrity and performance. These core values led to the development of a number of key conservation guidance principles for the design of the Project:

•	Meet society's present day needs for economic prosperity and mineral production while remaining protective of the environment and ensuring sustainability for future generations.

•	Design with closure in mind, providing a long-term foundation for a naturally sustainable ecosystem.

•	Conduct activities in an environmentally responsible manner.

•	Reclaim, reprocess, or reuse legacy mining materials and restore legacy mining impacts during construction and early operations.

•	Limit the Project footprint to previously disturbed areas, to the extent reasonably practicable and feasible.

•	Improve on existing environmental conditions, especially with respect to water quality and fish and wildlife migration, populations and habitat throughout the Project life.

•	Restore the impacts of development and replace the ecosystem function of affected features.

•	Ensure local and regional financial and social benefits by prioritizing local hiring, training, purchasing, and contracting.

Page | 56

Since filing the PRO, Midas Gold has continued to advance the Project along two parallel paths: additional design and engineering studies in support of the FS; and further environmental modeling and analysis in support of Project permitting. In anticipation of the effects analysis in the DEIS, after considering comments received during stakeholder engagement discussions pre-release of the DEIS, and in response to the comments submitted during the official public comment period on the DEIS, Midas Gold has further refined the Project in this FS by incorporating a suite of operational improvements and Project modifications that reduce environmental, social and economic impacts identified in the PRO, ModPRO or DEIS. Key environmentally-focused modifications relative to the ModPRO incorporated in the Report include:

•	Reducing the size of the Hangar Flats pit and associated water management risks and costs;

•	Elimination of the Fiddle DRSF resulting in a reduction in Project footprint, and water management and reclamation requirements;

•	Backfilling of the Hangar Flats pit to the pre-mining valley bottom elevation thereby preventing formation of a pit lake and mitigating impacts to water quality and stream temperature in Meadow Creek;

•	Changes to the DRSF design and sequencing to allow for stockpiling and processing of low-grade ore, thereby eliminating the need to permanently place low-grade ore in DRSFs;

•	Modifications to the stream and riparian restoration designs to further address stream temperature impacts;

•	Optimization of limestone dosage into the pressure oxidation circuit to enhance the environmental stability of arsenic in mine tailings;

•	Elimination of the countercurrent decantation circuit (CCD) reducing the process plant footprint and construction and operating costs; and,

•	A comprehensive contact water management and water treatment plan.

These Project modifications are in addition to operational improvements and environmental protection measures adopted in the ModPRO and Alternative 2 of the DEIS (when compared to the PRO) that included:

•	Elimination of the West End DRSF and partial backfilling of the Hangar Flats and West End pits;

•	Installation of low permeability covers on DRSFs to reduce contact water seepage and infiltration;

•	Onsite lime generation to reduce trucking requirements and operational expenses; and,

•	Modifications to surface water management strategies to reduce the volume of water handling and improve site water quality.

The Project, as currently envisioned in this FS, integrates the results and findings of scientific investigations, engineering studies and stakeholder engagement activities conducted over the last decade into an environmentally, socially and economically feasible plan that redefines modern mining practices and principles to achieve environmental restoration of an abandoned mine site and create long-term economic benefits for the community and Project stakeholders.

1.3	Key Results

The Project consists of mining the Yellow Pine, Hangar Flats and West End deposits using conventional open pit methods, conventional processing methods to extract gold, silver and antimony, and on-site production of gold (Au) and silver (Ag) doré and an antimony (Sb) concentrate. The Project also entails an extensive reclamation and restoration program for historical impacts to the site including the recovery and reprocessing of Historical Tailings, restoration of fish passage during and after operations, relocation of historical mining wastes to engineered storage facilities, stream restoration, and reforestation of impacted areas. Midas Gold's plans for decommissioning the site include progressive and concurrent remediation, reclamation and restoration activities, beginning at the start of construction and continuing beyond the operations phase, through Project reclamation and closure.

Page | 57

The Stibnite Gold Project economics, as contemplated in the FS, are summarized in Table 0-1:

Table 0-1: Stibnite Gold Project Feasibility Study Highlights

Component	Early Production Years 1-4	Life-of-Mine Years 1-15
Recovered Gold (2) Total	1,853 koz	4,238 koz
Recovered Antimony Total	74 millon lbs	115 million lbs
Recovered Gold (2) Annual Average	463 koz/yr	297 koz/yr
Cash Costs(2) (Net of by-product credits)	$328/oz	$538/oz
All-in Sustaining Costs(2) (Net of by-product credits)	$438/oz	$636/oz
Initial Capital – including contingency	$1,263 million
Case B at US$1,600/oz gold (Base Case) (1)
After-Tax Net Present Value 5%	$1,320 million
Annual Average EBITDA	$566 million	$292 million
Annual Average After Tax Free Cash Flow	$500 million	$242 million
Internal Rate of Return (After-tax)	22.3%
Payback Period in Years (After-tax)	2.9 years
Case C at US$1,850/oz gold (1)
After-Tax Net Present Value 5%	$1,864 million
Annual Average EBITDA	$678 million	$360 million
Annual Average After Tax Free Cash Flow	$584 million	$295 million
Internal Rate of Return (After-tax)	27.7%
Payback Period in Years (After-tax)	2.5 years

Notes:

(1) Base case prices US$1,600/oz gold, $20/oz silver and $3.50/lb antimony, Case C price based on metal selling prices of US$1,850/oz gold, $24/oz silver and $3.50/lb antimony, Post-Tax NPV at 5% discount rate.

(2) In this release, "M" = million, "k" = thousand, all amounts in US$, gold and silver reported in troy ounces ("oz").

(3) See non-International Financial Reporting Standards ("IFRS") measures below.

(4) All numbers have been rounded in above table and may not sum correctly.

(5) The FS assumes 100% equity financing of the Project.

The FS affirms that the Project can address legacy impacts left behind by previous mining operators including the recovery, reprocessing and safe storage of historical tailings, restoration of fish passage, stream restoration, and reforestation. The FS verifies a positive local economic benefit to Idaho communities bringing more than $1 billion in initial capital investment, approximately 550 direct jobs during operations, and hundreds of indirect and induced jobs, while generating significant taxes and other benefits to the local, state and national economies.

Page | 58

1.4	Regulatory Information

This Report has been prepared based on the results of a FS completed for the Project, which is located in the Stibnite-Yellow Pine mining district (District), Idaho. The Project is wholly owned by direct or indirect subsidiaries of Midas Gold Corp. ("MGC"), a TSX-listed British Columbia company. Unless the context indicates otherwise, references to "Midas Gold" throughout this Report include one or more of the aforementioned subsidiaries of MGC.

The FS was compiled by M3 Engineering & Technology Corp. (M3) which was engaged by Midas Gold, through its subsidiary Midas Gold Idaho, Inc. (MGII), to evaluate the development of the Stibnite Gold Project based on information available up to the date of the FS. The FS was prepared under the direction of Independent Qualified Persons (QPs) and in compliance with National Instrument 43-101 the Canadian Securities Administrators (NI 43-101) standards for reporting mineral properties. Additional details of the qualifications and responsibilities of preparers are provided in Appendix I.

The FS supersedes and replaces the technical report entitled "Amended Preliminary Feasibility Study Technical Report for the Stibnite Gold Project, Idaho" prepared by M3 and dated March 28, 2019 and that report should no longer be relied upon. Mineral Resource Statements in the FS supersede and replace the Mineral Resources disclosed publicly on February 15, 2018, which should no longer be relied upon.

1.5	Property Description and Location

The Project is located in central Idaho, USA approximately 100 miles (mi) northeast of Boise, Idaho, 38 mi east of McCall, Idaho, and approximately 10 mi east of Yellow Pine, Idaho (see Figure 0.1). Mineral rights controlled by Midas Gold include patented lode claims, patented mill sites, unpatented federal lode claims, and unpatented federal mill sites and encompass approximately 27,104 acres or 42 square miles. The claims are 100% owned, except for 27 patented lode claims that are held under an option to purchase. The Project is subject to a 1.7% NSR Royalty on gold only; there is no royalty on silver or antimony.

1.6	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Project site is located approximately 152 road-miles northeast of Boise, Idaho within the East Fork of the South Fork of the Salmon River (EFSFSR) watershed at an elevation of ~ 6,500 feet (ft); nearby mountain peak elevations range from approximately 7,800 to 8,900 ft.

The climate is characterized by moderately cold winters and mild summers. Most precipitation occurs as snowfall in the winter and rain during the spring. The local climate allows for year-round operations, as evidenced by historical production over extended periods, and climate information.

Ground access to the Property is currently available by road from the nearby towns of Cascade, Idaho, an 84-mile drive and, during the snow free months, from McCall, Idaho, which is a 63-mi drive. Powerlines would need to be installed/upgraded from the main regional Idaho Power Corporation (IPCo) substation at Lake Fork to the Project site, a distance of 42 mi.

Page | 59

Figure 0.1: Location of the Stibnite Gold Project

Page | 60

1.7	Site History

Two major periods of mineral exploration, development and operations have occurred in the District, leaving substantial environmental impacts that remain to this day. The first period of activity commenced in the mid-1920s and continued into the 1950s; it involved the mining of gold, silver, antimony, and tungsten mineralized materials by both underground and, later, open pit mining methods. During World War II and the Korean War, this District is estimated to have produced more than 90% of the U.S.' antimony and approximately 50% of the U.S.' tungsten; materials that were used in munitions, steelmaking, flame retardants and for other purposes. Mining of these strategic minerals was considered so critical that the U.S. federal government subsidized the mining activity, managed site operations and military time could be served at the mine site. Estimated production during this period totaled an estimated 0.53 Moz Au, 88 Mlbs of antimony and 13.6 Mlbs of contained tungsten.

The second period of major activity in the District started with exploration activities in the early 1970s and was followed by open pit mining and heap leaching from 1982 to 1997, with ore provided by multiple operators from a number of locations and processed in one-time and seasonal on-off heap leach facilities in Meadow Creek Valley. Gold production during this period totaled an estimated 0.45 Moz Au.

Both the East Fork of the South Fork of the Salmon River and its tributary Meadow Creek have been severely impacted by past mining activity. Additional impacts related to extensive forest fires and the failure of an earthen dam on "Blowout Creek", a tributary of Meadow Creek, have compounded the mining-related impacts and have increased soil erosion and impacted water quality.

1.8	Geological Setting and Mineralization

Bedrock in the region can be subdivided into the pre-Cretaceous metasedimentary "basement," the Cretaceous Idaho Batholith, Tertiary intrusions and volcanics, and Quaternary unconsolidated sediments and glacial materials. The SGP is situated along the eastern edge of the Idaho Batholith, on the western edge of the Thunder Mountain caldera complex and within the Central Idaho Mineral Belt.

Large, north-south striking, steeply dipping structures exhibiting pronounced gouge and multiple stages of brecciation occur in the District and are often associated with east-west and northeast-southwest trending splays and dilatant structures. The Yellow Pine and Hangar Flats deposits are hosted primarily by intrusive phases of the Idaho Batholith along the Meadow Creek Fault Zone. The West End Deposit is hosted primarily by Neoproterozoic to Paleozoic metasedimentary rocks of the Stibnite roof pendant along the West End Fault Zone.

Mineralization and alteration in the District are associated with multiple hydrothermal alteration events occurring through the Paleocene and early Eocene epochs. Main-stage gold mineralization and associated potassic alteration typically occurs in structurally prepared zones in association with very fine-grained disseminated arsenical pyrite (FeS2) and, to a lesser extent, arsenopyrite (FeAsS), with gold almost exclusively in solid solution in these minerals. Antimony mineralization occurs primarily associated with the mineral stibnite (Sb2S3). Additional gold mineralization effecting rocks of the Stibnite roof pendant is associated with epithermal quartz-adularia-carbonate veins.

Deposits of the District are not readily categorized based on a single genetic deposit model due to complexities associated with multiple overprinting mineralization events and uncertainties regarding sources of mineralizing hydrothermal fluids.

1.9	Exploration

The District has been the subject of exploration and development activities for nearly 100 years, yet much of the area remains poorly explored due to its remote location, poor level of outcrop and extensive glacial cover. Midas Gold has completed extensive exploration work over the last decade that has included: geophysics; rock, soil and stream sampling and analysis; geologic mapping; mineralogical and metallurgical studies; and drilling.

Page | 61

This newer data has been integrated with datasets from previous operators and provides a comprehensive toolkit for future exploration. These efforts have led to the identification of over 75 prospects with varying levels of target support. These prospective areas include targets within, under and adjacent to existing deposits; bulk mineable prospects along known or newly identified mineralized trends; high grade underground targets and early-stage greenfield prospects and conceptual targets based on geophysics or geologic inference. Details of some of the more promising targets are summarized in Section 9 of this Report.

Exploration targets include conceptual geophysical targets, geochemical targets from soil, rock and trench samples, and results from widely spaced drill holes; as a result, the potential size and tenor of the targets are conceptual in nature.  There has been insufficient exploration to define mineral resources on these prospects and this data may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

1.10	Drilling

The Project area, including the three main deposits, has been drilled by numerous operators, totaling 793,769 ft in 2,723 drill holes, of which Midas Gold drilled 637 holes totaling over 344,465 ft since 2009. Pre-Midas Gold drilling was undertaken by a wide variety of methods and operators while Midas Gold employed a variety of drilling methods including core, Reverse Circulation, auger, and sonic throughout the District, but with the primary method being core.

1.11	Data Verification

It is the opinion of the Independent QP responsible for the Mineral Resource estimates that the data used for estimating the Mineral Resources and Mineral Reserves for the Hanger Flats, West End, Yellow Pine and Historical Tailings deposits is adequate for this purpose and may be relied upon to report the Mineral Resources and Mineral Reserves contained in this Report.

1.12	Mineral Processing and Metallurgical Testing

1.12.1	Process Flowsheet Development

Process mineralogical studies supporting the 2012 PEA and 2014 PFS indicate that gold in all three deposits is hosted in pyrite and arsenopyrite and is predominantly refractory to direct cyanidation; however, discrete free gold is present in oxidized portions of the West End Deposit. Antimony in the Yellow Pine and Hangar Flats Deposits occurs almost entirely as stibnite and is typically coarse-grained when occurring at head grades above 0.1% antimony, and stibnite becomes sufficiently liberated for recovery via selective antimony flotation.

Considerable testing supporting the 2012 PEA and 2014 PFS studies were conducted on samples from the Yellow Pine, Hangar Flats and West End deposits that supported a process flowsheet entailing bulk sulfide flotation to maximize recovery of gold to a sulfide concentrate amenable to treatment by pressure oxidation for materials assaying less than 0.1% antimony. Based on this work, high antimony materials would be subject to a selective antimony flotation process, thereby producing a shippable antimony concentrate, with a gold-bearing bulk sulfide rougher concentrate to be floated from the antimony flotation tailings. Some of the oxidized West End ores are more transitional or free milling in nature, and an ore leaching process was developed to treat these materials. Testing was also conducted on samples of the historical (Bradley) tailings. This work showed the historical tailings could be processed using the same flowsheet most likely as a blend with fresh sulfide ores.

Page | 62

1.12.2	Comminution and Flotation Studies

Comminution testing, including 31 JK Drop Weight and SMC tests, 36 Bond Ball Mill Work Indices, 21 Bond Rod Mill Work Indices, 19 Crusher Work Indices and 14 Abrasion Indices have been conducted on samples from the project. These data show the ores to be amenable to SAG milling and the Bond Ball Mill work index to a closing size of 150 microns, averages 13.5 kWh/tonne.

The majority of flotation testwork conducted since the PFS focused on optimizing bulk sulfide rougher flotation and concentrate upgrading. Five master composites were subjected to different treatment schemes varying the selection and dosage of activators, depressants, collectors and frothers to economically optimize the dosage of each of the key flotation reagents. Concentrate upgrading was deemed necessary to reduce slurry viscosity and achieve autothermic conditions in the autoclave through reduction of potassium jarosite formation. Cleaner flotation testing of the rougher concentrate successfully upgrades sulfur concentration from 5% to 7.5% with gold losses of 1-2%. An extensive trade-off testing program identified the optimal grind size as 80% passing 85 microns based on replicate batch testing and locked cycle tests on a suite of master composites.

Flotation pilot plant runs on 3,600 kg of early production sulfide material from Yellow Pine were conducted to generate material for autoclave testwork and included rougher flotation and concentrate upgrading achieving the target 7.5% sulfur grade. Additional flotation pilot plant work was conducted to create a bulk antimony concentrate. Additional testwork focused on cyanide leaching of West End transitional flotation concentrates and flotation tailings, whole ore leaching of West End oxides, and the use of POX CCD overflow to liberate gold from cleaner tailings.

A variability study was conducted to assess performance of the mineral processing circuit on different ore sub-types and to support predictions of overall metallurgical recoveries. Forty-four variability composites were developed to represent the major lithological and alteration material blends to be processed from the three deposits during different project periods. Lithological controls were not found to impart significant variability on gold recoveries with the exception of clay rich fault gouge and transitional materials.

Projected gold flotation recoveries for low-antimony materials to a concentrate assaying 6.5% sulfur are estimated at 93.8% for Yellow Pine and 92.1% for Hangar Flats. Silver recoveries are estimated as 90.1% for Yellow Pine and 89.1% for Hangar Flats. Gold and silver flotation recoveries are independent of gold or sulfur grade. For high-antimony materials from the Yellow Pine deposit, gold misplacement to the antimony concentrate and overall gold recoveries to POX are functions of pyritic sulfur grade and are estimated to range from 83.6% to 95.5%. Constant gold and silver recoveries are projected for Hangar Flats high-antimony material at 89.7% for gold and 43.2% for silver.

West End sulfide material is highly refractory while transition material has a significant free milling gold content. Sulfide material will be processed by flotation, concentrate POX and cyanide leaching of the concentrate; transition material will be treated similarly, however the flotation tailings will also be leached; oxide materials will just be leached. Metallurgical predictions for West End are based on cyanide leachability and on a target concentrate carbonate to sulfur ratio of 1.3:1 CO3/S, as the presence of excessive carbonate in the concentrate inhibits autothermic oxidation in the autoclave and associated gold recovery.

1.12.3	Hydrometallurgical Studies

Batch and pilot plant testwork for the POX and neutralization processes were completed at AuTec (Vancouver, Canada), CESL (Vancouver, Canada) and SGS (Malaga, Perth). These tests were performed on various concentrates derived from ore samples that represent parts of the deposits and mill feed over the life of mine.

Page | 63

Batch and pilot tests at AuTec showed that Project gold concentrates were amenable to acid pressure oxidation at 220°C, 462 kPa (67 psi) oxygen partial pressure, and a retention time of approximately 60 minutes. The optimized POX feed density appeared to be in the range of 30-35% for all concentrates. After a hot acid cure and CIL, the gold recoveries were typically 95 to 98% of the gold in the concentrate feed. Mineralogical tests on POX residues generated at AuTec that were subjected to CIL confirmed the presence of potassium jarosite which in turn had some grains of occluded gold that had escaped extraction in CIL.

Oxidation tests were also undertaken at CESL and at SGS to investigate neutralization of acid inside the autoclave, or "in-situ acid neutralization" (ISAN). Neutralization of acid inside the autoclave was accomplished by adding ground limestone in the POX feed to control free acid and sulfate concentrations and limit the formation of jarosites and basic iron sulfates. The objective would be higher ferric concentrations available for scorodite formation and lower sulfate concentrations that would inhibit pitticite (an unstable arsenic compound) formation. The SGS tests confirmed consistent gold recoveries in the 96.5-99.0% range.

The U.S. Environmental Protection Agency (EPA) Synthetic Precipitation Leaching Procedure (SPLP) results confirmed there were additional benefits from ISAN, with SPLP arsenic concentrations decreasing with increasing CO3/S mass ratios to about 1.25 or higher. The CO3/S ratio, which reflects the magnitude of limestone added, did not appear to affect the silver CIL recovery.

The continuous POX pilot plant was undertaken at SGS Malaga during the period of 20th to 26th November 2017. The test feed concentrate was generated from low-antimony samples from the Yellow Pine and Hangar flat deposits. The testing was conducted in a 22-liter autoclave with four compartments at feed rate of 4-6 kg/h and a nominal residence time of 75 minutes. The operating parameters were the same as those established in previous batch tests, but with varying levels of limestone additions to the feed to achieve a range of gross CO3/S ratios. The autoclave residue was treated by hot acid cure (HAC) and neutralized prior to cyanide leaching.

The results show increasing gold extraction at higher CO3/S ratios up to a value of 1.2; further increases in CO3/S ratio appeared to have minimal effect. Increasing the CO3/S ratio also appears to favor lower arsenic SPLP values and hence improved arsenic stability in the leach residues. Quantitative mineralogy on the pilot autoclave solids suggested that iron was precipitated as iron (III) hydroxide (or ferrihydrite), and arsenic was precipitated predominantly as scorodite, a stable arsenic product.

Overall projected life-of-mine metallurgical recoveries are provided in Section 1.16.2.

1.12.4	Arsenic Stability Studies

In the initial metallurgical pilot test work conducted at AuTec the arsenic in the pressure leach residues was unstable, possibly because of the preferential formation of pitticite over scorodite. In subsequent metallurgical testing at SGS the stability of arsenic improved with increases in the CO3/S ratio to as high as 1.6. The alkalinity in the limestone was postulated to have reduced the propensity for hydroxy-sulfate compounds, such as basic ferric sulfate and potassium jarosite, to form and released iron to form ferrihydrite and to sequester arsenic as a more stable scorodite. However, subsequent environmental geochemical testing completed on commingled flotation and detoxified cyanide leach tailings from the SGS pilot plant indicated that arsenic destabilized at some point downstream of the POX process; consequently, a testing program was initiated at SGS commencing April 2020 to establish how and where the destabilization occurred. This program included ISAN POX tests with a terminal free acid of 8 to 13 mg/L of H2SO4, atmospheric arsenic precipitation (AAP), and a two-step neutralization procedure. The AAP process precipitates iron and arsenic slowly at an elevated temperature (92°C) by progressively adding limestone to achieve a pH of approximately 2 with a retention time of 4 to 5 hours. Test results suggest that under these conditions, a stable scorodite precipitate (FeAsO42H2O) formed.

Page | 64

Batch neutralization tests were conducted at two discrete pH regions: neutralization to pH 5 with limestone followed by neutralization to pH 10 with lime. The results show that the slurry temperature during the pH 5 neutralization step has no impact on arsenic stability; however, during the pH 10 neutralization step for slurry temperatures greater than 45°C arsenic destabilization occurred. The destabilization was postulated to be related to the reaction between free hydroxyl ions and the remaining pitticite. SPLP testing confirmed that reducing the neutralization temperature of the pH 5 slurry to 45°C prior to raising the pH to 10 minimize this reaction. Consequently, the FS flowsheet includes a two-step neutralization circuit, with a cooling circuit between the neutralization steps.

1.13	Mineral Resource Estimates

The Mineral Resource estimates for the Project were estimated in conformity with generally accepted Canadian Institute of Mining and Metallurgy (CIM) "Estimation of Mineral Resources and Mineral Reserves Best Practices Guidelines" as adopted by CIM Council November 29, 2019 and are reported in accordance with NI 43-101 requirements. The Mineral Resource estimates for each of the Hangar Flats, West End and Yellow Pine deposits, and the Historical Tailings, were prepared using commercial mine-modeling and geostatistical software, take into account relevant modifying factors, and have been verified by an Independent QP. The consolidated Mineral Resource statement for the Project in metric tonnes (t) is shown in Table 0-2 based on a gold selling price of US$1,250/troy ounce limiting pit shell.

Page | 65

Table 0-2:	Stibnite Gold Project Consolidated Mineral Resource Statement

Classification	Tonnage (000s)	Gold Grade (g/t)	Contained Gold (000s oz)	Silver Grade (g/t)	Contained Silver (000s oz)	Antimony Grade (%)	Contained Antimony (000s lbs)
Measured ("M")
Yellow Pine	4,902	2.42	382	3.75	590	0.24	25,831
Indicated ("I")
Yellow Pine	45,350	1.72	2,509	2.07	3,020	0.09	85,774
Hangar Flats	25,861	1.44	1,194	3.24	2,697	0.15	84,463
West End	53,469	1.08	1,849	1.31	2,259	0.00	0
Historical Tailings	2,687	1.16	100	2.86	247	0.17	9,817
Total M & I	132,269	1.42	6,034	2.07	8,814	0.07	205,885
Inferred
Yellow Pine	3,214	0.96	99	0.60	62	0.00	50
Hangar Flats	12,224	1.12	440	2.64	1,037	0.11	28,560
West End	20,540	1.06	700	1.11	733	0.00	0
Historical Tailings	191	1.13	7	2.64	16	0.16	662
Total Inferred	36,168	1.07	1,246	1.59	1,849	0.04	29,272

Notes:

(1)	All Mineral Resources have been estimated in accordance with CIM definitions, as required under NI 43-101.

(2)

Mineral Resources are reported in relation to a conceptual pit shell to demonstrate potential for economic viability, as required under NI 43-101; mineralization lying outside of these pit shells is not reported as a Mineral Resource. Mineral resources are not mineral reserves and do not have demonstrated economic viability. These mineral resource estimates include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. It is reasonably expected that the majority of inferred mineral resources could be upgraded to Indicated. All figures are rounded to reflect the relative accuracy of the estimate and therefore numbers may not appear to add precisely.

(3)	Open pit sulfide mineral resources are reported at an effective cut-off grade of 0.45 g/t Au and open pit oxide Mineral Resources are reported at an effective cut-off grade of 0.40 g/t Au.

(4)

The Yellow Pine and Hangar Flats deposits contain zones with substantially elevated antimony-silver mineralization, defined as containing greater than 0.1% antimony. These higher-grade antimony zones comprise 18,477 kt grading 0.48% antimony of measured and indicated gold mineral resource estimates and 1,387 kt grading 0.93% antimony of inferred gold mineral resource estimates. Antimony mineralization is not classified separately from gold and is reported only if it lies within gold Mineral Resource estimates, and only if blocks meet gold cut-off grade criteria.

The Yellow Pine and Hangar Flats deposits contain zones with substantially elevated antimony-silver mineralization, defined as containing greater than 0.1% antimony, relative to the overall Mineral Resource. The existing Historical Tailings Mineral Resource also contains elevated concentrations of antimony. These higher-grade antimony zones are reported separately in Table 0-3. Antimony Mineral Resources are reported only if they lie within gold Mineral Resource estimates.

Page | 66

Table 0-3:	Antimony Sub-Domains within the Consolidated Mineral Resource Statement

Classification	Tonnage (000s)	Gold Grade (g/t)	Contained Gold (000s oz)	Silver Grade (g/t)	Contained Silver (000s oz)	Antimony Grade (%)	Contained Antimony (000s lbs)
Measured
Yellow Pine	2,142	2.76	190	5.79	399	0.52	24,429
Indicated
Yellow Pine	7,086	2.17	495	5.28	1,204	0.52	80,606
Hangar Flats	6,562	2.10	443	7.89	1,664	0.55	79,179
Historical Tailings	2,687	1.16	100	2.86	247	0.17	9,817
Total M & I	18,477	2.07	1,228	5.91	3,513	0.48	194,031
Inferred
Yellow Pine	10	1.21	0	2.78	1	0.18	41
Hangar Flats	1,185	2.40	92	15.27	582	1.07	27,829
Historical Tailings	191	1.13	7	2.64	16	0.16	662
Total Inferred	1,387	2.22	99	13.43	599	0.93	28,532

Notes:
(1)

Antimony mineral resources are reported as a subset of the total mineral resource within the conceptual pit shells used to constrain the total mineral resource in order to demonstrate potential for economic viability, as required under NI 43-101; mineralization outside of these pit shells is not reported as a mineral resource. Mineral resources are not mineral reserves and do not have demonstrated economic viability. These Mineral Resource estimates include inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated. All figures are rounded to reflect the relative accuracy of the estimate.

(2)	Open pit antimony sulfide mineral resources are reported at a cutoff grade 0.1% antimony within the overall 0.45 g/t Au cutoff.

1.14	Mineral Reserve Estimates

The Mineral Reserve Estimates for the Project were estimated in conformity with generally accepted CIM "Estimation of Mineral Resources and Mineral Reserves Best Practices Guidelines" and are reported in accordance with NI 43-101. The Mineral Reserve estimates for each of the Yellow Pine, Hangar Flats, and West End deposits, and the Historical Tailings, were prepared to industry standards and best practices and take into consideration modifying factors including mining, processing, metallurgical, environmental, location and infrastructure, market factors, legal, economic, social, and governmental factors. The Mineral Reserve estimates are based on a mine plan and pit design developed using modifying parameters including metal price, metal recovery based on performance of the processing plant, and operating cost estimates.

The Mineral Reserve was developed by allowing only Measured and Indicated Mineral Resource blocks to contribute positive economic value and is a subset of the Mineral Resource comprised of the Probable Mineral Reserve that is planned for processing over the life-of-mine plan, with assumptions summarized in Sections 15 and 16. No economic credit has been applied to Inferred mineralization in the development of the Mineral Reserve, even if they lie within the Mineral Reserve pit.

Page | 67

The general mine planning sequence to produce the SGP Mineral Reserves estimate and associated mill feed schedule consisted of an ultimate pit limit analysis, pit shell selection, ultimate pit designs, internal pit phase design, mining sequence schedule, and mill feed optimization. A suite of nested pit shells for each deposit was generated using Geovia Whittle™ and a gold selling price ranging from $100 to $2,000 per troy ounce in $50 increments. The pit limit analysis was performed based on gold recovery only, to ensure the ultimate pit geometries would not be dependent on silver or antimony values. Mining costs used for the pit limit analysis are based on a first principal cost buildup for equipment requirements, labor estimates, and consumables price quotes. Selection of the optimal pit shells for each deposit was based on discounted cash flow analysis. For Yellow Pine and West End, the incremental change in discounted pit value (NPV) and strip ratio between potentially optimal pit shells is gradual, and pit shells representing gold selling prices of $1,250/oz and $1,300/oz respectively were selected. For Hangar Flats, the pit limit analysis suggested selecting the $1,150/oz pit shell but, due to additional technical considerations, the $750/oz pit shell was selected.

The ultimate pit designs were based on the selected pit shells, design parameters for 150-ton haul trucks, geotechnical design criteria, and additional mine sequencing and haulage considerations. Cut-off determination utilized a Net Smelter Return (NSR) methodology to account for varying ore types and separate process streams with unique process costs. The cut-off strategy applies elevated cut-off values to ensure the highest-grade ore available in the mine plan is processed preferentially and lower grade ore is stored in ore stockpiles for processing later in the Project life.

Cutoff grades for Mineral Reserves were developed assuming long term metal prices of $1,600/oz gold, $20.00/oz silver, and $3.50/lb antimony for material lying within the pit designs based on the pit shells selected above ($1,250, $750 and $1,300/oz Au for Yellow Pine, Hangar Flats and West End, respectively). This results in a Life-of-Mine (LOM) average gold cut-off grade of 0.48 g/t for open-pit mining. The Mineral Reserves are summarized in Table 0-4.

Page | 68

Table 0-4:	Stibnite Gold Project Consolidated Mineral Reserve Summary

Deposit	Tonnage (000s)	Gold Grade (g/t)	Contained Gold (000s oz)	Silver Grade (g/t)	Contained Silver (000s oz)	Antimony Grade (%)	Contained Antimony (000s lbs)
Yellow Pine
Low Sb Sulfide – Proven & Probable	37,615	1.69	2,047	1.56	1,881	0.009	7,859
High Sb Sulfide – Proven & Probable	10,232	2.04	671	4.69	1,543	0.460	103,758
Yellow Pine Proven & Probable Mineral Reserves	47,847	1.77	2,718	2.23	3,423	0.106	111,617
Hangar Flats
Low Sb Sulfide – Probable	5,167	1.34	223	1.65	273	0.018	2,104
High Sb Sulfide – Probable	3,095	1.92	191	4.85	483	0.369	25,148
Hangar Flats Probable Mineral Reserves	8,262	1.56	414	2.85	756	0.150	27,252
West End
Oxide – Probable	4,749	0.54	83	0.87	133	-	-
Low Sb Sulfide – Probable	15,242	1.33	649	1.30	635	-	-
Transitional – Probable	25,839	1.03	855	1.49	1,236	-	-
West End Probable Mineral Reserves	45,830	1.08	1,587	1.36	2,004	-	-
Historical Tailings (1)
Low Sb Sulfide – Probable	1,839	1.16	68	2.86	169	0.166	6,692
High Sb Sulfide – Probable	855	1.16	32	2.86	79	0.166	3,125
Historical Tailings Probable Mineral Reserves	2,687	1.16	100	2.86	247	0.166	9,817
Project Proven & Probable Mineral Reserves
Oxide – Probable	4,749	0.54	83	0.87	133	-	-
Low Sb Sulfide – Proven & Probable	59,856	1.55	2,988	1.54	2,958	0.013	16,656
High Sb Sulfide – Proven & Probable	14,181	1.96	894	4.61	2,104	0.422	132,031
Transitional – Probable	25,839	1.03	855	1.49	1,236	-	-
Total Proven & Probable Mineral Reserves (2)(3)	104,625	1.43	4,819	1.91	6,431	0.064	148,686

Notes:

(1)	Historical Tailings ore type classification is proportional to the pit-sourced mill feed during Historical Tailings processing.

(2)	Metal prices used for Mineral Reserves: $1,600/oz Au, $20.00/oz Ag, $3.50/lb Sb.

(3)	Antimony recovery is expected from High Sb Sulfide ore only, which contains 132,031 klbs of Sb.

Page | 69

1.15	Mining Methods

The mine plan developed for the Project incorporates the mining of the three in situ deposits: Yellow Pine, Hangar Flats, and West End and their related development rock; and the re-mining of Historical Tailings along with its cap of spent heap leach ore. The general sequence of open pit mining would be Yellow Pine deposit first, Hangar Flats deposit second, and West End deposit last, as shown on Figure 0.2. This sequence generally progresses from mining highest value ore to lowest value ore and accommodates the sequential backfilling the Yellow Pine and Hangar Flats open pits with material mined from West End open pit. Lower grade ore extracted during mining of the three pits is stockpiled and then processed during the operating life of the mill. The spent ore that overlies the Historical Tailings would be used as tailings storage facility ("TSF") construction material and is treated as stripping in the FS. Most development rock would be sent to one of five destinations: the TSF embankment, the TSF buttress, the Yellow Pine pit as backfill, the Hangar Flats pit as backfill, or the Midnight area within the West End pit as backfill. The Historical Tailings would be hydraulically transferred to the process plant during the first four years of operation, concurrent with mining ore from the Yellow Pine open pit.

Figure 0.2:      Ore Mined by Deposit and Year

Mining at the SGP would be accomplished using conventional open pit hard rock mining methods with a production fleet consisting of two 28-yd3 hydraulic shovels, one 28-yd3 wheel loader, and a fleet of approximately eighteen 150-ton haul trucks. Mining is planned to deliver 7.30 Mt of ore to the crusher per year (nominally 20 kt per day) and approximately 22.1 Mt of development rock per year to DRSFs. Pre-stripping the open pits would begin two years prior to ore processing and open pit mining would continue until year 12 of operation. Once open pit mining is completed, the mining fleet will continue to provide ore to the mill from ore stockpiles until approximately the end of the first quarter in year 15 (Figure 0.3). A total of 102 Mt of ore would be mined from the three open pits and an additional 2.7 Mt of historic tailings would be mined. Approximately 254 Mt of development rock would be mined from the three open pits for a total of 356 Mt mined from the open pits and an average strip ratio (waste:ore) of 2.5.

Page | 70

Figure 0.3:    Ore and Development Rock Mined by Year and Source

Long-term lower-grade ore stockpiles have been incorporated into the FS mine plan located for the most part within the footprint of the TSF buttress, thereby minimizing their incremental disturbance. The primary benefits to adding ore stockpile capacity is increased potential to optimize process ore feed value throughout the mine life, improved utilization of the Mineral Resource, reduced peak water treatment needs, reduced development rock tonnage and associated mining impacted water management. The stockpiling strategy is particularly significant during the first half of the mine life when Yellow Pine high value ore is mined at a rate greater than process plant throughput capacity. If stockpile capacity is not available, either the period-based cut-off value must increase resulting in ore converted to waste, or the mining rate reduced to align with process plant throughput capacity resulting in deferred access to high-value ore deeper in the open pit. The addition of long-term ore stockpiles allows for relatively high value ore mined from Yellow Pine open pit to be stockpiled and made available to process when lower value ore is being mined in West End open pit (Figure 0.4 and Figure 0.5).

Page | 71

Figure 0.4:       Ore Stockpile Balance

Figure 0.5:      Mill Feed and Gold Head Grade by Deposit and Year

Page | 72

A summary of the mining statistics by ore type is provided in Table 0-5

Table 0-5:      Life-of-Mine Mining Statistics

General Life-of-Mine Production	Unit	Value
Open Pit Development Rock Mined	Mt	254
Open Pit Ore Mined	Mt	102
Open Pit Strip Ratio	waste:ore	2.5
Historical Tailings Mined	Mt	2.7
Mining Cost	$/t	2.47
Daily Mill Throughput	kt/day	20.0
Annual Mill Throughput	Mt/yr	7.30
Mine Life	years	12
Mill Life	years	14.3
Life-of-Mine Average	Unit	Total Ore	Oxide Ore	High Sb Ore	Low Sb Ore	Transition Ore
Tonnage Milled	Mt	104.6	4.7	14.2	59.9	25.8
Contained Au Mined	koz	4,819	83	894	2,988	855
Contained Ag Mined	koz	6,431	133	2,104	2,958	1,236
Contained Sb Mined	klb	148,686	-	132,031	16,656	-
Contained Au Grade Mined	g/t	1.43	0.54	1.96	1.55	1.03
Contained Ag Grade Mined	g/t	1.91	0.87	4.61	1.54	1.49
Contained Sb Grade Mined	%	0.064	-	0.422	0.013	-

1.16	Recovery Methods

1.16.1	Ore Processing

The Project's process plant has been designed to process sulfide, transition and oxide material from the Yellow Pine, Hangar Flats, and West End deposits. The processing facility is designed to treat an average of 20,000 t/d, or 7.3 Mt/y. Additionally, the Historical Tailings would be reprocessed early in the mine life to recover precious metals and antimony, and to provide space for the TSF embankment and buttress.

The process operations include the following components:

•	Crushing Circuit – ROM material would be dumped onto a grizzly screen and into the crusher dump hopper feeding a jaw crusher operating at an average utilization of 75% yielding an instantaneous design-throughput of 1,111 tonnes per hour (t/h).

•	Grinding Circuit – The grinding circuit incorporates a single semi-autogenous (SAG) mill, single ball mill design with an average utilization of 90%, yielding an instantaneous design-throughput of 926 t/h. When Historical Tailings are processed during early years of the operation, the slurry from the plant would also flow to the cyclone feed pump box. Cyclone underflow flows by gravity to the ball mill; cyclone overflow, at 33% solids with a target size of 80% passing (P80) 85 microns, would be screened to remove tramp oversize and flow through a feed sample system and on to the antimony or gold rougher flotation circuit, depending on the antimony concentration of the material.

•	Flotation Circuit (Antimony and Gold) – The flotation circuit consists of up to two sequential flotation stages to produce two different concentrates; the first stage of the circuit was designed to produce an antimony concentrate when the antimony grade is high enough, or bypassed if not, and the second stage was designed to produce a gold-rich sulfide concentrate. The antimony concentrate will be packaged and sold. The gold-rich sulfide concentrate will be stored in three surge tanks.

Page | 73

•	Pressure Oxidation Circuit – Concentrate from the surge tanks would be pumped to the autoclave feed tank, which would feed the autoclave. The autoclave is designed to provide 75 minutes of retention time at 220 degrees Celsius (428 degrees Fahrenheit) to oxidize the sulfides and liberate the precious metals. Autoclave discharge would be processed through flash vessels and gas discharge would be condensed and the remaining gas cleaned through a scrubber.

•	Oxygen Plant – An oxygen plant producing 607 t/d of gas at 95 percent oxygen and a gauge pressure of 40 bars is planned. The oxygen would be from a vendor-owned oxygen plant located near the autoclave building providing the autoclave with an "over the fence" supply.

•	Lime Plant – Limestone quarried from the West End pit would be hauled to an area south of the primary crusher pad. The material would be crushed and screened to feed the limestone grinding mill and the lime kiln. Ground limestone slurry and milk of lime are used to control acid in the autoclave, neutralize solutions and slurries coming out of the POX process, and control pH for leaching.

•	Oxidized Sulfide Processing – After pressure oxidation, slurry discharge from the flash vessels would be neutralized and cooled prior to leaching. The slurry would then be leached in cyanide solution, followed by a seven-stage pump-cell carbon-in-pulp (CIP) circuit for precious metal recovery from this high-grade stream. The sulfide CIP tailings would be detoxified and discharged to the flotation tailings thickener. Alternatively, the sulfide leach tailings would be combined with flotation tailings when the latter undergoes cyanide leaching, as described in the next bullet point.

•	Oxide Carbon-in-Leach and Tailings Detoxification – A future oxide leach circuit is included in the design of the process plant to be running in Year 7 of mill operations. This circuit would recover gold from non-refractory material in the flotation tailings when the mill is processing transition ore from the West End deposit. This circuit would also directly process oxide material from the West End deposit as a whole-ore leach process, that is, without undergoing flotation.

•	Carbon Handling – Loaded carbon from the CIP circuit would be processed through a conventional carbon handling circuit, using the hot pressure-stripping of loaded carbon.

•	Gold Room – Precious metals would be recovered from the strip solution by electrowinning.

•	Tailings – Neutralized and thickened tailings would be pumped from the process plant to the TSF in a HDPE-lined carbon steel pipe.

•	Process Control Systems – The process plant design includes an integrated process control system.

The two finished products from the Stibnite Gold Project ore processing facility will be: gold/silver bars, known as doré; and antimony-silver concentrate.

1.16.2	Projected Metallurgical Recoveries

Based on the metallurgical studies presented in Section 1.12, the mine plan provided in Section 1.15, and the process flowsheet included in Section 1.16, Figure 0.6 and Figure 0.7 summarize the projected LOM metallurgical recoveries to gold and siver-rich dore, and antimony concentrate, respectively.

Page | 74

Figure 0.6:      Projected LOM Metallurgical Recoveries to Doré

Figure 0.7:     Projected LOM Metallurgical Recoveries to Antimony Concentrate

1.17	Infrastructure

The Project will require upgrades to existing offsite infrastructure such as roads and power supply, as well as onsite and offsite infrastructure additions such as worker accommodations, water management systems, and tailings management systems. Section 18 provides a complete list and detailed descriptions of the infrastructure upgrades and additions required for the Project; provided below are summaries of some select key infrastructure. Figure 0.8 provides a general overview of the mine site at the beginning of the mine life.

Page ½75

Figure 0.8:        Site Layout at the Beginning of Mine Life

Legend
Tailings Pipeline
Burntlog Access Route
Public Access Road
Transmission Powerline
Light Vehicle Road
Haul Road - 45 Ton Trucks
Haul Road - 150 Ton Trucks
Clean Water Diversion
Diversion Tunnel
Stream
Date: 12/17/2020 Prepared By: Midas Gold
Projection: NAD83 State Plane ID West (feet)
2725000
2730000
2735000
2740000
1190000
1185000
1180000
1175000
1170000
North Gate
West End In-Pit DRSF and Stockpile
Public Access Road
Yellow Pine Pit
Existing Yellow Pine Pit Lake
West End Pit
West End Creek
Hennessy Creek
Midnight Creek
Growth Media Stockpile
Radio Communications Tower
EFSFSR
Crusher ROM Stockpile Area
Scout ROM Stockpile Area (Future)
Fiddle Creek
Substation
Process Plant Area
Transmission Powerline
Barnet Creek
Water Treatment Plant
Cell Tower
Helicopter Pad
Hangar Flats Pit
Hangar Flats Pond
Truck Shop Area
Hangar Flats Stockpiles
Meadow Creek
EFSFSR
Rabbit Creek
Maximum Feature Extent Outline
Bradley Tailings Repulp Facility
Main Gate
Growth Media Stockpile
Existing Historical Spent Ore (partially removed) and Underlying Historical Tailings
SODA Pond (Future)
Worker Housing Facility
TSF Embankment and Buttress
Main Access Road to Cascade (Burntlog Route)
TSF Impoundment
Blowout Creek
N
0 0.25 0.5 0.75 1
Miles

Page ½76

1.17.1	Site Access

The site is currently accessed by the Stibnite Road, National Forest (NF-412), from the village of Yellow Pine, with three alternative routes up to that point. To address a number of shortcomings related to these routes, alternative access via the Burntlog Route was selected over several other possible alternatives because it provides safer year-round access for mining operations, reducing the proximity of roads to major fish-bearing streams, and this route respects the advice and privacy of community members close to the Project location. The route originates from the intersection of Highway 55 and Warm Lake Road and would be approximately 71 miles long. The route consists of 34 miles of existing highway (Warm Lake Road), 23 miles of upgraded road, and 14 miles of new road. The 37 miles of new and upgraded road would have a design speed of 20 mph, max 10% grade, a 21-foot width and intermediate-sized tractor trailer loading criteria. A maintenance facility would be constructed along the route. Additional details on the Burntlog Route and maintenance facility are provided in Section 18.

Midas Gold will provide buses and vans as the primary means of employee and contractor transportation to the site, reducing Project-related traffic along the access roads to site, thereby reducing risks to the safety of workers and the general public from traffic incidents, as well as minimizing the environmental impacts associated with vehicle traffic (particularly dust generation and sediment run-off, and also greenhouse gas and particulate emissions from vehicle use).

A through-site public access route will replace the current access through the SGP site during mine operations. During construction of the SGP, a new 12-foot-wide gravel road would be constructed to provide public access from Stibnite Road to Thunder Mountain Road through the mine site. A small segment of the road would be constructed on a widened bench within the Yellow Pine pit. South of the Yellow Pine pit, this road would parallel a mine haul road and use a partially revegetated historical mine road west of the EFSFSR.

1.17.2	Logistics Facility

Offsite administrative offices, transportation hub, warehousing and assay laboratory needed for the Project, referred to as Stibnite Gold Logistics Facility (SGLF), will be located on private land in Valley County, with easy access to State Highway 55. The SGLF will include offices for managers, safety and environmental services, human resources, purchasing and accounting personnel. Operating supplies for the mine will be staged and consolidated at the SGLF to reduce traffic to the site.

1.17.3	Power Supply and Transmission

Grid power was selected as the preferred primary power supply for the Project based on its low operating cost, low unit prices, and Idaho Power Company's existing clean energy portfolio. To provide the necessary power, the existing grid network would need to be upgraded to support the 50 to 60-megawatt (MW) load. This includes upgrading approximately 63 mi of existing powerlines to 138 kV, and approximately 9 miles of new 138 kV line. Additionally, new or upgraded 138 kV substations at Lake Fork, Cascade, Scott Valley, Warm Lake, Thunderbolt Drop, Johnson Creek, and Stibnite, as well as measures to strengthen the voltages on the IPCo system, are required. The 138-kV line would be routed to the Project's main electrical substation where transformers would step the voltage down to the distribution voltage of 34.5 kV.

1.17.4	Worker Accommodations

Midas Gold has an existing on-site worker housing facility with a capacity for approximately 60 workers. The existing facility would be expanded to provide accommodations during the initial year of construction and a new worker housing facility would be constructed approximately 2 miles south of the ore processing plant area to provide accommodations for the balance of the construction workforce and for the operations workforce. Since the peak construction accommodation requirements for approximately 1,000 workers is well in excess of the operations requirements of approximately 350 workers on site at any one time, leased accommodation units would be used during peak construction activity then demobilized following construction.

Page ½77

1.17.5	Water Management

Midas Gold will develop a water management system that protects or improves water quality in Project-area streams and provides water for ore processing, fire protection, exploration activities, surface mining (dust control), and potable water needs.

The key water management consideration for the Project site is the large amount of snowmelt runoff during the months of April through June, making spring melt the critical time for water management, storage, and treatment. In general, surface water that comes in contact with materials that have the potential to introduce mining- and process-related contaminants (contact water) is kept separate from surface water that originates from undisturbed, uncontaminated ground (non-contact water). This is accomplished by diverting clean water around mine facilities and collecting and reusing, evaporating, or treating and discharging contact water.

Meteoric and tailings consolidation water will be reclaimed from the TSF and would supply the majority of the water needed for ore processing. Additional water needs would be supplied from: pit dewatering, reuse of stored contact water, groundwater wells, and a surface intake near the upstream portal of the EFSFSR diversion tunnel.

Active dewatering will be required at the Yellow Pine and Hangar Flats pits, generally from alluvium and fractured bedrock wells, with total pumping ranging from zero to up to approximately 2,100 gpm over the life of mine. Excess dewatering water not used for ore processing would be treated, if required, and discharged to a surface outfall.

Major water diversions include construction of a tunnel and fishway to divert the EFSFSR and provide fish passage around the Yellow Pine pit, and surface diversions of Meadow Creek at the TSF, TSF Buttress, and Hangar Flats pit.

Contact water from the pits, stockpiles, TSF buttress, truck shop, ore processing facilities, and legacy materials exposed during construction would be collected in lined ponds or in-pit sumps for later use in ore processing, dust control, or treatment for discharge. Water management features would be phased in and out as mining progresses and the amount of surface area generating contact increases as pits and DRSFs expand and removed as backfilling and reclamation is completed. Aggregate contact water pond storage varies according to mine phase and is roughly 300 to 400 ac-ft over the mine life (excluding storage in pits), and approximately 200 ac-ft at the TSF in closure.

Three water types will require treatment over the life of the Project: contact water, including dewatering water, from mine facilities (construction through closure); process water from the TSF (closure); and sanitary wastewater (construction through early closure). Iron coprecipitation was selected for contact and process water treatment, as arsenic and antimony are the key constituents of concern in mine-impacted water at the site. During operations, treating and releasing contact water is generally limited to periods when a significant amount of dewatering water is being produced, or seasonally in wet years. During construction and at closure, absent a water demand for ore processing, less contact water can be consumed and proportionally more must be disposed of through evaporation or treatment and discharge. The variability in water excess is met with a phased water treatment approach, with approximately 300 gpm of treatment capacity during construction, 1,000 gpm early in operations, ramping up to 2,000 gpm during the peak of dewatering excess, and returning to 1,000 gpm through post-closure. Throughout the mine life, treatment would be augmented by forced evaporation when seasonal water storage and weather allows. Contact water volumes decline rapidly at closure as facilities are covered and reclaimed, but post-closure treatment is anticipated for the TSF until approximately 25 years after tailings deposition ceases, when tailing consolidation water is predicted to be minimal.

Page ½78

1.17.6	Tailings Management

The Project would produce approximately 120 million tons of tailings solids. The tailings would contain trace amounts of cyanide and metals (including arsenic and antimony), so a fully lined containment facility utilizing a composite liner is proposed to isolate the tailings and process water.

The TSF would consist of a rockfill embankment, a fully lined impoundment, and appurtenant water management features including a surface diversion of Meadow Creek and its tributaries around the facility. A rockfill buttress abutting the TSF embankment would substantially enhance embankment stability. Historical spent heap leach ore would be reused in TSF construction, in locations isolated from interaction with water, but the majority of the rockfill would be development rock sourced from the open pits. Design criteria were established based on the facility size and risk using applicable dam safety and water quality regulations and industry best practice for the TSF embankment on a standalone basis; the addition of the buttress substantially increases the safety factor for the design to approximately double the minimum requirements. The TSF impoundment, embankment, and associated water diversions would occupy approximately 420 acres at final buildout, with an approximately 465-foot ultimate height. The TSF location relative to other Project features is shown on Figure 0.8. Table 0-6 summarizes TSF design features.

Table 0-6: TSF Design Summary

Design Aspect	Description
Underdrains	Mains: perforated pipe and gravel in geotextile-wrapped trenches. Laterals: geo-composite drains.
Subgrade	Reworked and compacted in situ materials, or minimum 12 inches of liner bedding fill.
Liner Subbase	Geosynthetic clay liner.
Primary Liner	60-mil LLDPE, single-side textured.
Overliner drains	Geosynthetic strip drains.
Leak Detection	Sampling of underdrains and downgradient monitoring wells.
Deposition Strategy	Subaerial; depositing from perimeter of impoundment and embankment with pool on east side near, but not normally in contact with, embankment.
Reclaim	Pumped from barge (vertical turbine pumps).
Excess Water Disposal	Consumption in process (operations), mechanical evaporators (operations and closure), water treatment and discharge (closure).
Diversions	Surface channels, in rock cut or lined with geosynthetics, concrete cloth, or riprap and GCL. Parallel or embedded pipe for low flows (stream temperature mitigation measure).

1.18	Metal Prices

The economic analysis completed for this FS assumed that gold and silver production in the form of doré with appropriate deductions for payabilities, refining and transport charges. The metal prices selected for the five economic cases in this Report are shown in Table 0-7.

Page ½79

Table 0-7:       Assumed Metal Prices by Case

Case	Metal Prices			Basis
	Gold ($/oz)	Silver(1) ($/oz)	Antimony(2) ($/lb)
Case A	1,350	16.00	3.50	Lower bound case defined by the approximate 5-year trailing average gold price and consistent with the gold price used in the PFS (M3, 2014).
Case B (Base Case)	1,600	20.00	3.50	Base case derived from the weighted average of the 3-year trailing gold price (60%) and the 2-year gold futures price (40%).
Case C	1,850	24.00	3.50	Case corresponds to the approximate spot gold price at the effective date of this report.
Case D	2,100	28.00	3.50	Case corresponds with a gold price at approximately the peak 2020 spot price.
Case E	2,350	32.00	3.50	Upper bound case provides investors with insight into the revenues generated by the Project at a sustained elevated long term gold price.

Notes:

(1)    The base case silver price was set at a gold:silver ratio ($/oz:$/oz) of 80:1 or $20/oz. The base case price was then varied similar to the way the gold price was varied (in this case by $4/oz Ag versus $250/oz Au) for the other cases.

(2)    Antimony prices were assumed to be constant at $3.50/lb for all cases as antimony does not historically vary proportional to the gold and silver prices and is not expected to do so in the future. The $3.50/lb price was derived from a market study undertaken by an independent expert in antimony markets.

1.19	Environmental Studies, Permitting and Social/Community Impact

Midas Gold has a long-established environment, social and governance (ESG) approach, focused on a "net-benefit" goal, that is detailed in Chapters 2 and 6 of the PRO (Midas Gold, 2016), Section 20 of this Feasibility Study, and various corporate documents. In establishing the goal of net benefit to the environment and, as central principles to the proposed Project development, operations and closure, early in the design process, Midas Gold focused on a number of key restoration and mitigation principles. These principles included: conduct activities in an environmentally responsible manner; utilize previously disturbed areas; improve fish passage and habitat; remove, reprocess, or reuse legacy mine wastes to protect and improve water quality; revegetate disturbed or burned areas to improve wildlife habitat and reduce sediment loads; and restore or enhance wetlands and streams. By achieving this net benefit goal, Midas Gold will have provided Project restoration and mitigation projects that are both durable and additive; that is to say the mitigation outcomes will be above and beyond that which would have occurred in the absence of the Project (for additional details, see PRO Chapter 6, (Midas Gold, 2016)). The following provides a brief overview of each component of the goal as it intersects with the FS.

1.19.1	Environmental Legacies and Past Cleanup Efforts

The District has been mined extensively for tungsten, antimony, mercury, gold, and silver since the early 1900s, which left significant legacy environmental impacts that persist to this day, although multiple cleanup efforts undertaken by federal and state agencies and private entities have partially mitigated some of those historical impacts. Historical mining impacts have been compounded by extensive forest fires and subsequent damage from soil erosion, landslides and debris flows and resultant sediment transport.

Foremost remaining legacy issues include the presence of spent heap leach ore, tailings, abandoned surface and underground workings, and development rock dumps that interact with water, all leading to elevated arsenic and antimony in surface and groundwater at the site; and physical remnants of past mining disturbance such as the pit lake and fish passage barriers at the Yellow Pine pit and upstream, ongoing erosion of Blowout Creek, and deforestation and degraded stream habitat sitewide. Solutions for the most significant of these legacy issues are integrated with the SGP mine plan and associated restoration plans.

Page | 80

1.19.2	Environmental Studies

An extensive dataset demonstrating historical and existing conditions exists for the Project site, including data collected by contractors for the US Forest Service (USFS) and EPA, the US Geological Survey (USGS), prior mine operators, and Midas Gold and its contractors.

Assessments by several Midas Gold and Federal agency contractors determined that there were a number of pre-existing significant and moderate recognized environmental conditions and overall water quality in all drainages was impaired due to naturally occurring mineralization and impacts associated with historical mining.

Midas Gold's environmental resource baseline data collection program was initiated in 2011, and baseline monitoring reports were submitted in 2017 to regulators, but certain studies are ongoing to provide monitoring data, and additional supplementary studies have been prepared per agency requests. Baseline data from all sources informed environmental modeling and Project design.

1.19.3	Environmental Modeling

Midas Gold and its contractors developed predictive models for use in environmental evaluation and feasibility level engineering studies. Environmental models include air emissions modeling, a regional hydrogeologic/groundwater flow model and meteoric water balance, stream and pit lake network temperature model (SPLNT), geochemistry / site-wide water chemistry (SWWC) loading model, and site-wide water balance (SWWB). The modeling process involved development of conceptual models, work plan approval by the regulatory agencies, development and calibration of existing conditions models, and development of predictive models for the proposed action and alternatives to the proposed action. The suite of models facilitated environmental analysis, evaluation of alternate design scenarios, and design trade-offs. Environmental modeling has been a key tool for advanced engineering and identification of Project modifications (Section 1.2) and appropriate mitigation measures to reduce cost and environmental impact. Key Project changes and mitigation measures incorporated into the FS to address results of analyses in the DEIS, and comments received from stakeholders before and during the DEIS comment period, include: contact water treatment; a low-permeability cover on the TSF buttress; mine plan changes to eliminate some facilities, reduce facility size, backfill pits, and reduce the acreage of concurrent disturbance; and modifying water diversion designs to reduce summer stream temperatures.

1.19.4	Mine-Impacted Water Treatment

The seasonal water balance excess and predicted leaching of arsenic and antimony from mined materials lead to a need to dispose of water which would not meet discharge water quality standards absent treatment. Based on measured and predicted water quality and anticipated discharge water quality standards (typically either the acute cold-water biota or drinking water standards, depending on constituent), dewatering water, seepage, and contact stormwater would require treatment before discharge during operations. In closure, once other facilities are reclaimed, TSF water would require treatment. Mechanical evaporation would be used along with active, and potentially passive, water treatment to manage excess water at site. Due to the need to remove arsenic and antimony, iron coprecipitation was selected as the primary technology for active treatment. Required water treatment capacity varies from construction through closure, according to the site water balance changes and storage capacity, peaking in the middle of operations at approximately 2,000 gpm when both Hangar Flats and Yellow Pine pits are being mined, declining to approximately 1,000 gpm later in operations as facilities are concurrently reclaimed, and continuing until after the TSF is covered to manage tailings consolidation water. Post-closure water treatment will continue until approximately year 40 (approximately 25 years after the end of ore processing operations).

Page | 81

1.19.5	Permitting

Approval of the Project requires completion of the Environmental Impact Statement (EIS) in compliance with the National Environmental Policy Act (NEPA), which requires federal agencies to study and consider the probable environmental impacts of a proposed federal action before making a decision on that action. For the Project to proceed, there are multiple federal actions required as described in the Draft EIS (DEIS) for the Project which is available at https://www.fs.usda.gov/project/?project=50516. In addition to federal permits, the Project requires multiple state and local permits, which also are described in the DEIS. The DEIS was issued by the USFS for public review in August 2020, and the public comment period concluded in October 2020. State and local permitting processes are integrated through the Idaho Joint Review Process (IJRP) in progress concurrent with preparation of the EIS, and include water discharge (IPDES), air quality, cyanidation, groundwater, water rights, dam safety, mine and reclamation, building permits, sewer and water systems, among others. Once the USFS completes revisions to the DEIS, a Final EIS will be issued which will support the Records of Decision to be issued by the federal authorities.

Refinements to the Project reflected in the FS present opportunities to reduce the Project footprint and improve environmental outcomes. These refinements are responsive to comments received from stakeholders before the DEIS was published, comments received during the comment period and Midas Gold's own review of the environmental analysis. As such, the FS contemplates a Project that includes: contact water treatment; low-permeability cover on the TSF buttress; mine plan adjustments to reduce Project footprint; elimination of certain facilities; backfilling pits; and piping summer low flows to reduce stream temperatures.

Section 20 provides detailed descriptions and the status of each of the permits required prior to construction and operation of the Stibnite Gold Project.

1.19.6	Social and Community Impacts

Midas Gold's objective is to make the Project a fully integrated, sustainable, and socially and environmentally responsible operation through open communications and accessibility.

The Project would create approximately 550 direct jobs in Idaho during the almost 15 years of operations and would result in at least a similar number of indirect and induced jobs while generating significant taxes and other benefits to the local, state and national economies. The Project is also estimated to create substantial tax revenues from business, property, and individual taxes on Midas Gold, its employees, suppliers and contractors and their employees, and from induced economic activity. Midas Gold has committed to look to Idaho first, and particularly Valley County and neighboring Adams and Idaho counties, for its workforce and for the materials needed for the Stibnite Gold Project, encouraging local hiring, training, contracting, provision of supplies and services within the local communities and Valley County, and in expanding circles that include adjacent counties, the State and the balance of the U.S. (PRO Chapter 3 (Midas Gold 2016)).

Midas Gold has strived to develop a Project that respects and responds to the needs of all Project stakeholders, including local communities, tribes, and regional interests. In addition to board adoption of a formal Environmental Social and Governance commitment, Midas Gold has proactively implemented an iterative process of community engagement involving communicating with and listening to stakeholders through all aspects and phases of Project planning and design. These activities include interaction with potentially affected communities regarding potential Project economic impacts and opportunities, working with local communities to identify community needs and to plan for potential expansion of public services and infrastructure, engaging with tribal governments, and sponsoring and participating in community programs and educational events. Midas Gold's commitments also included entering into community agreements to ensure communication, coordination and transparency throughout the life of the Project and that financial benefits to local communities continue beyond the Project lifespan.

Page | 82

The public scoping and DEIS public comment phases of the NEPA process have also provided important feedback from communities and stakeholders that will be affected by the Project. It is notable that significant comment-driven Project changes, including modification of proposed public access through the Project site, backfilling of Hangar Flats pit, and additional fisheries and water quality mitigation measures were incorporated into Midas Gold's modifications of the Proposed Action, either previously incorporated as alternatives in the DEIS or proposed herein to further reduce Project environmental impacts, for adoption in the FEIS.

In order to better integrate the Project into the local communities and coordinate with them, in 2018 Midas Gold entered into a Community Agreement (CA) with the Village of Yellow Pine, the cities of Cascade, Donnelly, New Meadows, Riggins and Council, and Adams and Idaho counties (Midas Gold, 2018). As a regulator for the Project, Valley County determined it was not in a position to enter into the CA. The CA established the Stibnite Advisory Council, which brings communities together to discuss the challenges and opportunities presented by the Project; and the Stibnite Foundation, which distributes funds to projects from milestone and future share of profits contributions by Midas Gold.

Midas Gold respects the sovereign treaty rights of Native American tribes and has engaged them in good faith through all phases of Project exploration, development and planning. Through early engagement with the Nez Perce Tribe (NPT) commencing in 2012, Midas Gold has undertaken measures to mitigate potential impacts of its exploration activities identified by the NPT and has allowed the NPT full access to the Site and shared baseline environmental data. More recently, Midas Gold has been engaged with the Shoshone-Bannock Tribes (SBT) and has been undertaking efforts to educate Tribal representatives on its proposed plans to improve water quality, address legacy issues caused by prior mining companies and to collaborate on fisheries.

1.19.7	Avoidance and Minimization

Designing the site restoration for a net benefit was guided by a hierarchy of priorities: avoidance, minimization, then mitigation. Midas Gold sought to conserve existing natural resources and avoid and minimize environmental impacts in selection of Project facility locations, responsible operating plans, and facility design features. Avoidance and minimization measures reduced Project footprint, impacts to aquatic habitat, and the potential for water quality impacts.

1.19.8	Legacy Material Cleanup

Midas Gold will remove, reuse, reprocess, or isolate a variety of legacy materials from prior mining operations, in the course of re-mining this brownfield site. In addition to removals that will improve water quality, Midas Gold will repair a number of physical legacies that degrade fish habitat and limit fish migration.

1.19.9	Compensatory Mitigation

While Project facilities and infrastructure would be located in areas of previous disturbance wherever practicable, in some cases disturbance of wetlands and streams would be unavoidable. Under Section 404 of the Clean Water Act, unavoidable impacts to waters of the U.S. require compensatory mitigation – that is, replacement of their lost function – generally in advance of the disturbance taking place, either by the use of a mitigation bank or construction of replacement wetlands, generally in the same drainage basin.

Page | 83

Owing to the combined effects of the Project sequence, limited valley-bottom land available, and lack of established mitigation banks in the basin, complete compensatory mitigation via a single means is impractical for the Project. Midas Gold is pursuing a comprehensive approach to wetland and stream compensatory mitigation that entails on-site enhancement and restoration of both streams and wetlands, banking, and off-site projects such as stream habitat enhancements and replacement of culverts that presently impede fish passage. Many of the compensatory mitigation measures are also closure and restoration projects. The U.S. Army Corps of Engineers (USACE) is evaluating the mitigation proposal concurrent to the NEPA process.

1.19.10	Closure and Restoration

Midas Gold developed closure and restoration plans with the objectives to establish a sustainable fishery with enhanced habitat to support natural populations of salmon, steelhead, and bull trout; improve water quality; establish vegetation; and enhance wildlife habitat, all contributing to a self-sustaining and productive ecosystem. Closure, reclamation and restoration activities would achieve post-mining land uses of wildlife and fisheries habitat and dispersed recreation at the mine site.

Significant components of reclamation and restoration occur concurrently with operations, including: removing and reprocessing and/or reusing historical tailings, development rock and spent ore; enhancing existing streams; improving water quality; backfilling and reclaiming the Hangar Flats and Yellow Pine (Figure 0.9) pits; stream restoration; and establishing permanent fish passage to the headwaters of the EFSFSR. The remaining closure activities occur in the first 10 years after operations cease: further improvements to water quality; restoring additional streams, wetlands, and riparian habitat throughout the site; decommissioning onsite infrastructure and facilities; replacing growth media; re-contouring artificial landforms to blend into the landscape; and replanting Project and historical disturbance areas. Closure maintenance, water treatment, and long-term monitoring are anticipated to continue longer to protect water quality gains and ensure that closure features are performing as intended.

Page | 84

Figure 0.9:       Post Closure Isometric View of Yellow Pine Pit Area

1.19.11	Environmental Monitoring and Reporting

Midas Gold will employ environmental monitoring measures that will be part of permits and other approvals from the USFS, USACE, EPA, Idaho Department of Environmental Quality (IDEQ), Idaho Department of Lands (IDL), Valley County, and other appropriate agencies. The Project will operate under federal, state and local permit approvals that will mandate practices and procedures to mitigate environmental impacts, reclaim disturbed areas, and monitor restoration success and water quality. These agencies will conduct routine inspections to ensure compliance with applicable monitoring and reporting regulations.

1.20	Capital & Operating Costs

Capital expenditures or capital costs (CAPEX) and operating expenditures or operating costs (OPEX) estimates were developed based on Q3 2020, un-escalated U.S. dollars. Vendor quotes were obtained for all major equipment. Most costs were developed from first principles, although some were estimated based on factored references and experience with similar projects elsewhere. Vendor quotes were obtaining for all major equipment and operating consumables. Reclamation financial assurance costs are not included in the capital costs.

1.20.1	Capital Costs

The Project CAPEX estimate includes four components: (1) the initial CAPEX to design, permit, pre-strip, construct, and commission the mine, plant facilities, ancillary facilities, utilities, operations camp, and pre-production on and off site restoration and environmental mitigation; (2) the sustaining CAPEX for facilities expansions, mining equipment replacements, expected replacements of process equipment and ongoing concurrent restoration and environmental mitigation activities during the operating period; (3) working capital to cover delays in the receipts from sales and payments for accounts payable and financial resources tied up in inventory, and (4) closure CAPEX to cover post operations reclamation and restoration and water treatment costs. Initial and working capital are the two main categories that need to be available to construct the Project. Table 0-8 provides a CAPEX summary for the Project.

Page | 85

Table 0-8:       Capital Cost Summary

Area	Detail	Initial CAPEX ($000s)	Sustaining CAPEX ($000s)	Closure CAPEX ($000s)(1)	Total CAPEX ($000s)
Direct Costs	Mine Costs	84,019	118,968	-	202,987
	Processing Plant	433,464	49,041	-	482,505
	On-Site Infrastructure	190,910	83,892	-	274,802
	Off-Site Infrastructure	115,940	-	-	115,940
Indirect Costs		232,684	-	-	232,684
Owner's Costs, First Fills, & Light Vehicles		38,351	-	-	38,351
Offsite Environmental Mitigation Costs		14,397	-	-	14,397
Onsite Mitigation, Monitoring, and Closure Costs		3,474	23,484	98,052	125,010
Total CAPEX without Contingency		1,113,239	275,385	98,052	1,486,677
Contingency		149,708	20,354	1,244	171,306
Total CAPEX with Contingency		1,262,948	295,739	99,296	1,657,982
Notes: (1) Closure assumes self-performed closure costs, which will differ for those assumed for financial assurance calculations required by regulators.

1.20.2	Operating and All-In Costs

The Project OPEX estimate includes mine operating costs, process plant operating costs, and general and administrative (G&A) costs. Cash costs, expressed in dollars per short ton ($/st) milled or dollars per troy ounce of gold ($/oz Au) produced, are typically expressed before and after by-product credits (from antimony concentrate sales). Total cash costs include smelting and refining charges, transportation charges, and royalties. The All-In Sustaining Costs (AISC) and the All-In Costs (AIC) include non-sustaining CAPEX, and closure and reclamation CAPEX, respectively. A summary of these Project costs is presented in Table 0-9. The details that comprise the OPEX are provided Section 21.

Table 0-9:       Operating Cost, AISC and AIC Summary

Total Production Cost Item	Years 1-4		LOM
	($/st milled)	($/oz Au)	($/st milled)	($/oz Au)
Mining	9.71	156	8.22	205
Processing	13.13	211	12.76	318
G&A	3.54	57	3.43	85
Cash Costs Before By-Product Credits	26.38	424	24.41	608
By-Product Credits	(5.99)	(96)	(2.81)	(70)
Cash Costs After By-Product Credits	20.40	328	21.60	538
Royalties	1.69	27	1.09	27
Refining and Transportation	0.46	7	0.24	6
Total Cash Costs	22.54	362	22.94	571
Sustaining CAPEX	4.64	75	2.83	70
Salvage	-	-	(0.26)	(6)
Property Taxes	0.05	1	0.04	1
All-In Sustaining Costs	27.23	438	25.54	636
Reclamation and Closure(1)	-	-	0.95	24
Initial (non-sustaining) CAPEX(2)	-	-	11.65	290
All-In Costs	-	-	38.14	950
Notes: (1) Defined as non-sustaining reclamation and closure costs in the post-operations period. (2) Initial Capital includes capitalized preproduction.

Page | 86

1.20.3	Metal Production

Recovered metal production by deposit is summarized in Table 0-10 and illustrated on an annual basis on Figure 0.10.

Table 0-10:       Recovered Metal Production

Product by Deposit	Gold (koz)	Silver (koz)	Antimony (klbs)
Doré Bullion
Yellow Pine	2,453	11	-
Hangar Flats	364	1	-
West End	1,333	839	-
Historical Tailings	68	0	-
Doré Bullion Recovered Metal Totals	4,217	852	-
Antimony Concentrate
Yellow Pine	17	573	92,065
Hangar Flats	4	255	20,822
Historical Tailings	1	31	2,454
Antimony Concentrate Recovered Metal Totals	21	858	115,342
Total Recovered Metals	4,238	1,710	115,342

Figure 0.10:        Annual Recovered Gold and Antimony

1.21	Economic Analysis

The economic model described in this FS is not a true cash flow model as defined by financial accounting standards but rather a representation of Project economics at a level of detail appropriate for a FS level of engineering and design. The first year of analysis starts with the decision point of the Project, the completion of the EIS, and preliminary permit approval (Year -3 or three years before the start of commercial production). Taxation was taken into account using current federal, state, and county rates but the overall tax calculation is approximate and uses rudimentary depletion and depreciation estimates.

Page | 87

Four cases were run in the economic model to present a range of economic outcomes using varying metal prices. The metal prices used in the economic model are shown in Table 0-7. There is no guarantee that any of the metal prices used in the five cases are representative of future metals prices. The constant parameters for all cases are shown in Table 0-11.

Table 0-11:          Financial Assumptions used in the Economic Analyses

Item	Unit	Value
Net Present Value Discount Rate	%	5
Federal Income Tax Rate	%	21
Idaho Income Tax Rate	%	6.9
Idaho Mine License Tax	%	1.0
Valley County Rural Property Tax Rate ($/$1,000 market value)%		0.063
Percentage Depletion Rate for Gold and Silver	%	15
Percentage Depletion Rate for Antimony	%	22
Depreciation Term	Years	7
Equity Finance Assumption	%	100

The results of the pre- and after-tax economic analyses are provided in Table 0-12.

Table 0-12:         Pre- and After-Tax Economic Results by Case

Parameter	Unit	Pre-tax Results	After-tax Results
Case A ($1,350/oz Au, $16.00/oz Ag, $3.50/lb Sb)
NPV0%	M$	1,637	1,434
NPV5%	M$	896	771
Annual Average EBITDA	M$	223	-
Annual Average After-Tax Free Cash Flow	M$	-	189
IRR	%	17.3	16.2
Payback Period	Production Years	3.4	3.4
Case B ($1,600/oz Au, $20.00/oz Ag, $3.50/lb Sb)
NPV0%	M$	2,667	2,232
NPV5%	M$	1,599	1,320
Annual Average EBITDA	M$	292	-
Annual Average After-Tax Free Cash Flow	M$	-	242
IRR	%	24.3	22.3
Payback Period	Production Years	2.9	2.9
Case C ($1,850/oz Au, $24.00/oz Ag, $3.50/lb Sb)
NPV0%	M$	3,697	3,026
NPV5%	M$	2,301	1,864
Annual Average EBITDA	M$	360	-
Annual Average After-Tax Free Cash Flow	M$	-	295
IRR	%	30.4	27.7
Payback Period	Production Years	2.4	2.5
Case D ($2,100/oz Au, $28.00/oz Ag, $3.50/lb Sb)
NPV0%	M$	4,726	3,815
NPV5%	M$	3,002	2,404
Annual Average EBITDA	M$	429	-
Annual Average After-Tax Free Cash Flow	M$	-	348
IRR	%	35.9	32.4
Payback Period	Production Years	2.2	2.2
Case E ($2,350/oz Au, $32.00/oz Ag, $3.50/lb Sb)
NPV0%	M$	5,755	4,603
NPV5%	M$	3,704	2,943
Annual Average EBITDA	M$	498	-
Annual Average After-Tax Free Cash Flow	M$	-	400
IRR	%	41.0	36.9
Payback Period	Production Years	1.9	1.9

Page | 88

The contribution to the Project economics, by metal, is approximately 96% from gold, 4% from antimony, and less than 1% from silver.

The undiscounted after-tax cash flow for Case B is presented on Figure 0.11. The payable metal value by year for Case B is summarized on Figure 0.12.

Figure 0.11:         Undiscounted After-Tax Cash Flow for Base Case B

Page | 89

Figure 0.12:          Payable Metal Value by Year for Case B

1.22	Risks and Opportunities

A number of risks and opportunities have been identified in respect of the Project; aside from industry-wide risks and opportunities (such as changes in capital and operating costs related to inputs like steel and fuel, metal prices, permitting timelines, etc.), high impact Project specific risks and opportunities are summarized below.

Risks, which additional information could eliminate or mitigate include:

•	Delay in permitting or necessary project changes resulting from permitting;

•	Legal challenges to ROD or environmental complications associated with legacy mining impacts;

•	Delays related to the Clean Water Act litigation initiated by NPT;

•	Water management and chemistry that could affect diversion and closure designs and/or the duration of long-term water treatment;

•	Geological uncertainties which may affect Mineral Resources and Mineral Reserves;

•	Increases to estimated capital and operating costs; and

•	Construction schedule.

Opportunities that could improve the economics, and/or permitting schedule of the Project, including a number with potential to increase the NPV5% by more than $100 million include:

•	In-pit conversion of approximately 9.8 Mt of Inferred Mineral Resources grading 1.02 g/t Au occurring within the Mineral Reserve Pits containing approximately 321 koz of gold, to Mineral Reserves, increasing Mineral Reserves and reducing the strip ratio;

•	Out-of-pit conversion of approximately 26.2 Mt of Inferred Mineral Resources grading 1.09 g/t Au occurring outside the current Mineral Reserve Pits containing approximately 917 koz of gold, to Mineral Reserves;

Page | 90

•	Out-of-pit conversion of approximately 27.1 Mt of Measured and Indicated Mineral Resources grading 1.26 g/t occurring outside the current Mineral Reserve Pits containing approximately 1,098 koz of gold, to Mineral Reserves;

•	In-pit conversion of unclassified material currently treated as development rock to Mineral Reserves, increasing Mineral Reserves and reducing strip ratios;

•	Definition of additional Mineral Reserves within the West End deposit through infill and resource definition drilling;

•	Potential for the definition of higher grade, higher margin underground Mineral Reserves at Scout, Garnet or Hangar Flats; and,

•	Discovery of other new deposits with attractive operating margins.

Mineral resources exclusive of mineral reserves are reported based on a fixed gold cut-off grade of 0.45 g/t for sulfide and 0.40 g/t for oxide, and in relation to conceptual Mineral Resource pit shells and Mineral Reserve pits to demonstrate potential economic viability as required under NI 43-101. Indicated mineral resources exclusive of mineral reserves are reported to demonstrate potential for future expansion should economic conditions warrant. Inferred mineral resources exclusive of mineral reserves are reported to demonstrate potential to increase in-pit production should inferred mineral resources be successfully converted to mineral reserves; mineralization lying outside of Mineral Resource pit shells is not reported as a mineral resource. Mineral resources are not mineral reserves and do not have demonstrated economic viability. These mineral resource estimates include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated.

Opportunities with a medium impact ($10 to $100 million increase in Project NPV5%) include improved metallurgical recoveries, secondary processing of antimony concentrates, steeper pit slopes, and government funding of off-site infrastructure. A number of lesser impact opportunities also exist.

1.23	Other Relevant Data and Information

The Project would become the only domestic producer of antimony (stibnite) concentrate. Antimony was designated as a critical mineral in the U.S. Department of Interior's final list of 35 critical minerals published in 2018 (U.S. Dept. of Interior, 2018) as a result of zero domestic production in the U.S. and reliance on imports, directly or indirectly, from non-aligned countries such as China, Russia and Tajikistan which produce 92% of the world's antimony, according to the U.S. Geological Survey.

1.24	Interpretation and Conclusions

Industry standard mining, processing, construction methods, and economic evaluation practices were used to assess the Project. There was adequate geological and other pertinent data available to generate the FS.

The financial analysis presented in Section 22 of the FS demonstrates that the Project is financially viable and has the potential to generate positive economic returns based on the assumptions and conditions set out in this Report, while other sections of the FS demonstrate that the Project is technically and environmentally viable.

The FS has achieved its original objective of optimizing the PFS design, increasing the level of detail of the Project design and cost estimating resulting in decreased technical and financial risk, and strengthening the potential economic viability of the Project to standards appropriate for a FS.

Page | 91

The QPs of this Report are not aware of any unusual, significant risks or uncertainties that could be expected to affect the reliability or confidence in the Project based on the data and information available to date.

1.25	Recommendations

After many years of study, discussion, analysis, planning, and community and stakeholder input, Midas Gold prepared a comprehensive plan for the restoration and redevelopment of Stibnite, known as the PRO (Alternative 1 in the DEIS) and that plan was modified to form the ModPRO (Alternative 2 in the DEIS). This Feasibility Study lays out a safe, technically feasible, economically viable, environmentally sound and socially responsible path forward for the redevelopment and restoration of the Site. This path forward will comply with applicable laws and regulations and incorporates environmental improvements that were developed in response to comments received during the regulatory process, including the comment period for the DEIS, being undertaken under NEPA.

It is recommended that Midas Gold proceed with the NEPA process noted above in anticipation of a positive record of decision under NEPA. The estimated costs associated with this recommendation, and other ancillary recommendations included in Section 26, are approximately $14 million. Once a positive record of decision is in hand a construction decision would be the next logical step.

Restore the Site.

1.26	References

Brown and Caldwell (2019). SGP Environmental Impact Statement (DEIS) Modified Proposed Action – Chapter 2. May 3, 2019.

M3 Engineering & Technology (2014). Stibnite Gold Project Prefeasibility Study Technical Report, prepared for Midas Gold, December 8, 2014, amended March 28, 2019.

Midas Gold Corp. News release #2018-15, Dec. 4, 2018.

Midas Gold Idaho, Inc. (2016). Stibnite Gold Project Plan of Restoration and Operations, prepared for approval by the USFS and other federal and state agencies, September 2016.

SRK (2012). Preliminary Economic Assessment Technical Report for the Golden Meadows Project Idaho, prepared for Midas Gold, September 21, 2012.

U.S. Department of Agriculture, Forest Service (2020). Stibnite Gold Project Draft Environmental Impact Statement, Forest Service, Region 4, Payette and Boise National Forests, Valley County, Idaho, August 14, 2020.

U.S. Department of Interior's final list of 35 critical minerals published in May 18, 2018

https://www.federalregister.gov/documents/2018/05/18/2018-10667/final-list-of-critical-minerals-

2018#:~:text=The%20final%20list%20includes%3A%20Aluminum,elements%20group%2C%20rhenium%2C%20rubidium%2C"

Page | 92